NO ACT
P.E 12-20-02
1-32-2342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 18, 2003

Peter C. Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
DuPont Legal, D-8042-2
1007 Market Street
Wilmington, DE 19898

Act 1934
Section
Rule 14A-8
Public Availability 2/18/2003

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 20, 2002

Dear Mr. Mester:

This is in response to your letters dated December 20, 2002 and February 4, 2003 concerning the shareholder proposal submitted to DuPont by the International Brotherhood of DuPont Workers. We also have received letters on the proponent's behalf dated January 9, 2003 and February 11, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kenneth Henley
General Counsel, IBDW
Two Bala Plaza
Suite 300
Bala Cynwyd, PA 19004

Peter C. Mester
DuPont Legal, D-8046-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-6445
Facsimile: (302) 773-5176

December 20, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, NW-Judiciary Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2003 ANNUAL MEETING

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a legal opinion in support of DuPont's request for no action regarding the exclusion from its 2003 Proxy Statement of a shareholder proposal of the International Brotherhood of DuPont Workers (IBDW). In my opinion, the proposal ("Proposal") may be properly omitted from DuPont's proxy statement for the reasons set forth in the enclosed legal opinion. The Proposal is attached as Exhibit A to each of the six copies of that opinion. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter and the attached opinion, the proponent is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2003 Proxy Statement.

If you have any questions or require additional information, please call me at (302) 774-6445 or Louise Lancaster at (302) 774-7379.

Very truly yours,

Peter C. Mester
Corporate Counsel

Enclosure
PCM:msm
SEC-noactionltrIBDW

CC(w/encl.): Carl J. Goodman, IBDW President

DuPont Legal

December 20, 2002

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

Re: 2003 Annual Meeting Proxy Statement – Shareholder Proposal

I submit this legal opinion in support of DuPont's position that it may properly omit from its 2003 Annual Meeting Proxy Statement the stockholder proposal (Proposal) and supporting statement of the International Brotherhood of DuPont Workers (IBDW). The Proposal and supporting statement are attached at Tab A. The Proposal requests that:

> "The [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors."

In my opinion, DuPont may properly omit the Proposal under paragraph (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934, because the Proposal has been substantially implemented and is moot.

The resolution included in the Proposal is identical, and the supporting statement is virtually identical, to the ones submitted last year by the same proponent. Citing no-action precedent in circumstances such as DuPont's, where a board committee and procedure was long in place to consider shareholder nominations to the Board, DuPont requested a no-action position from the SEC with respect to last year's proposal. Among other grounds, DuPont believed that the proposal was substantially implemented. The SEC staff, however, denied the request. (For reference, attached at Tab B is my legal opinion in support of last year's no action request and the authorities supporting the substantial implementation argument.) Accordingly, DuPont included last year's proposal in its 2002 Annual Meeting Proxy Statement. That proposal received favorable votes from 3.5% of the votes cast.

This year, DuPont has taken the final step on the road to "substantial implementation". DuPont has submitted this year's IBDW Proposal to the Board committee which has responsibility for considering nominations for members of the Board, the Corporate Governance Committee. As set forth in some detail in my legal opinion from last year (see Tab B), DuPont's Corporate Governance Committee, among other things, considers nominations for the Board submitted by stockholders of record.

Therefore, based on the submission of the Proposal to the Company's Corporate Governance Committee, and the support for exclusion articulated in the no action letters cited in my previous opinion, the Proposal is moot in that it has been substantially implemented. See, for example, The Walt Disney Company (November 25, 1997) (granting no action request on mootness grounds regarding proposal that the Disney Board "give consideration to nominating a union representative for election to the Board" where Disney had a procedure in place for shareholders to submit proposed nominees to a board committee.).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from the 2003 Annual Meeting Proxy Statement.

Very truly yours,

Peter C. Mester

Peter C. Mester
Corporate Counsel and
Assistant Corporate Secretary

(A)

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a Dupont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors.

Stockholders' Statement

Lets start with the big picture. In April 1998, just three months into Mr. Holliday's tenure as CEO, Dupont stock was at $82 per share. In November 2002, the stock was at $41 per share, a 50% decline. During that same time period, the peer group to which Dupont compares itself remained about even.

Now consider some of the more significant decisions the Board has made during this 4 and 1/2 year period: the sale of Conoco, the purchase of Pioneer Hi Bred; the purchase and then divestment of the pharmaceutical business; the drastic reduction in employment levels (down to about 47,000 employees in the U.S.); and the extraordinary investment in Six Sigma, a program sold to Dupont by consultants.

Most recently, the Board has chosen to pass on dramatic health cost increases to its employees, with monthly premiums doubling over the last two years; for retirees the increase in monthly premiums has been almost catastrophic, going up as much as 180% for 2003.

Now the employees are faced with the planned sale of the fibers business. There are 14,000 employees who work in fibers, many of whom have spent their entire careers establishing this foundation business. This sale will have a dramatic impact on their job security, their pensions and their other benefits.

These decisions come under the general responsibility of the Board of Directors. When the Company is performing well, the Board deservedly gets the credit. Can it fairly be said this Company is performing well? If it isn't, shouldn't consideration be given to consider what changes can be made to improve the Board's performance?

At the present time, there are thirteen members on the Board of Directors, three of whom are Dupont family members. All thirteen members are lacking what this proposal would offer - the experience of a Dupont wage roll employee, someone who has spent years working in a factory, someone who has listened first hand to employees and has learned what motivates them to perform at their highest level.

Employees are more willing to accept change when they believe they are a part of the process for change. Employees become motivated about their work when they believe it is in their interest to be motivated.

Is there not room on the Board for at least one wage roll employee?

This is the fourth time this proposal will be voted on by Dupont shareholders. Isn't it time to ask yourself, as a Dupont stockholder, whether excluding a Dupont wage roll employee from the Board is in the best interest of the Company?

Based on its performance over the last five years, the Board should welcome the addition of a wage roll employee to its ranks.

(B)

December 28, 2001

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

2002 Annual Meeting Proxy Statement—
Shareholder Proposal

I am Corporate Counsel for E. I. du Pont de Nemours and Company. I submit this opinion in support of DuPont's position that it may properly omit from its 2002 Annual Meeting Proxy Statement the shareholder proposal (Proposal) and supporting statement of the International Brotherhood of DuPont Workers (IBDW). The Proposal is attached at Tab A. The Proposal requests that

> "the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors."

In my opinion, DuPont may properly omit the Proposal under paragraphs (i)(10), (i) (8) and (i) (3) of Rule 14a-8, and Rule 14a-9 under the Securities Exchange Act of 1934, because (1) the Proposal has been substantially implemented and is moot, (2) relates to an election on DuPont's Board of Directors and (3) is materially false and misleading.

DuPont May Properly Omit the
Proposal Because it has Been Substantially
Implemented And is Moot

DuPont may exclude the Proposal under Rule 14a-8 (i) (10) because DuPont currently has procedures to permit shareholders to obtain board consideration of potential nominees. DuPont has had a long-standing procedure for shareholders to submit nominees to a board committee. This procedure has been continuously described in the Company's Annual Meeting Proxy Statement since the late 1970's. Under this procedure, the Corporate Governance Committee of the Board recommends nominees to the full Board for election as directors at the Annual Meeting. That committee also considers nominations submitted by stockholders of record and received by the Secretary of the Company by the first Monday in December. This process has been described in DuPont's Annual Meeting Proxy Statement as follows:

> The Corporate Governance Committee recommends nominees to the Board of Directors for election as directors at the annual meeting. The committee will consider nominations submitted by shareholders of record and received by the Secretary of the Company by the first Monday in December. Nominations

> must include a statement by the nominee indicating a willingness to serve if elected and disclosing principal occupations or employment for the past five years.

DuPont 2001 Annual Meeting Proxy Statement at p. 2.

Under parallel circumstances, the SEC Staff has permitted the exclusion of proposals on mootness or substantial implementation grounds, and should do so here. See The Walt Disney Company (November 25, 1997) (granting no action request on mootness grounds regarding proposal that the Disney board "give consideration to nominating a union representative for election to the Board", where Disney had a procedure in place for shareholders to submit proposed nominees to a board committee). See also Bank of America (February 10, 1997) (similar situation and result). Each of the no action letters cited is attached within Tab B.

DuPont May Properly Omit the Proposal Because it Relates to an Election for Membership on DuPont's Board of Directors

Rule 14a-8 (i) (8) allows an issuer to omit a shareholder proposal from its proxy statement if that proposal "relates to an election for membership on the company's board of directors or analogous governing body." See Baldor Electric Company (March 10, 2000) (SEC Staff agrees that a shareholder proposal for election to company's board may be omitted from proxy statement, particularly because procedures are in place and not in question to request nomination to the board). The IBDW Proposal, plainly and simply, relates to an election on DuPont's Board of Directors. It is excludable under Rule 14a-8 (i) (8).

DuPont May Properly Omit the Proposal Because It is Materially False and Misleading

A company may omit a shareholder proposal under Rule 14a-8 (i) (3) where it is materially false and misleading so as to violate Rule 14a-9. The Proposal and supporting statement are materially false and misleading for at least two reasons. First, they omit to describe the Company's long-established shareholder nominating process as set forth above, and therefore, at the least, falsely imply that DuPont's Board of Directors has not addressed this issue, when, in fact, it did so long ago. See Bank of America (February 10, 1997). The Proposal and suporting statement ignore DuPont's shareholder nominating process and would do so while seeking to bootstrap into the Company's proxy statement inflammatory remarks about DuPont's stock performance.

In addition, the Proposal's supporting statement claims that from February 1998 to October 2001, the DuPont stock price has declined from about $60 per share to about $40 per share, which supposedly is a "50%" decline. That is an incorrect percentage calculation by nearly 20%, and accordingly is materially false and misleading.

Therefore, DuPont may exclude the proposal under Rule 14a-8(i) (3) and Rule 14a-9.

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Statement.

Very truly yours,

Peter C. Mester

Peter C. Mester

Attachments

EXHIBIT A

INTERNATIONAL BROTHERHOOD OF DUPONT WORKERS

"Dupont Workers Representing Dupont Workers"

CARL J. GOODMAN
INTERNATIONAL PRESIDENT
PLANT PHONE: (502) 569-3232
HOME: (812) 923-1334
FAX: (812) 923-1335
DIGITAL BEEPER: (502) 455-5930
www.dupontworkers.com

INTERNATIONAL BROTHERHOOD I.B.D.W. OF DUPONT WORKERS

GEORGE JORDAN, SECRETARY-TREASURER
(804) 942-4623
KENNETH HENLEY, GENERAL COUNSEL
(610) 660-7744
P.O. Box 16333
LOUISVILLE, KY 40256-0333

October 30, 2001

RECEIVED
NOV 01 2001
BY:

SENT BY OVERNIGHT MAIL

Louise B. Lancaster, Corporate Secretary
E.I. Dupont DeNemours & Co.
1007 Market Street
Wilmington, DE 19898

Re: Proxy Statement

Dear Ms. Lancaster:

The International Brotherhood of Dupont Workers (IBDW) is the owner of sixty (60) shares of Dupont Common Stock that it has owned for more than three years. The IBDW intends to continue ownership of these shares through the date of the upcoming stockholders' meeting in 2002.

I serve as the president of the IBDW.

Pursuant to 17 CFR Section 240.14a-8, I hereby request that the enclosed stockholder proposal of the IBDW, including the resolution and statement in support thereof, be included in the upcoming Dupont proxy statement.

I also request that if there are any legal or technical problems with this letter or the proposal, I be contacted in a timely manner so I will be able to make any necessary changes.

Most respectfully,

Carl J. Goodman

Carl J. Goodman, President

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a Dupont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors.

Stockholders' Statement

During Mr. Holliday's tenure as CEO, Dupont stock has gone from about $60 per share when he took over in February 1998 to about $40 per share in October 2001, a 50% decline. During that same time, the S&P 500 has declined about 15% and the peer group to which Dupont compares itself has remained about even.

A factor in the poor performance of the stock are significant and controversial decisions made by Mr. Holliday and the Board. These decisions include the sale of Conoco, the purchase of Pioneer Hi Bred, and the divestment of the pharmaceutical business. Other major decisions have included the closure and reduction in size of numerous manufacturing facilities, the investment of significant capital and manpower in employment programs such as "Six Sigma", and the handling of the health insurance cost issue - with 50% of all increases in cost being paid for by the employees.

These decisions come under the general responsibility of the Board of Directors. When the Company is performing well, the Board gets the credit. When the Company is not performing well, isn't it worthwhile to consider what changes can be made to improve the Board's performance?

At the present, the Board is made up of individuals who, generally speaking, serve as high-ranking corporate officers for other companies. What they are all lacking, however, is what this proposal would offer - the experience of a Dupont wage roll employee, someone who has spent years working in a factory, someone who has listened first hand to employees and has learned what motivates them to perform at their highest level.

This proposal was last voted on and rejected by Dupont stockholders back in April 1997. At that time, however, Dupont stock was performing well, approximately in tandem with the S&P 500 and the peer companies with which Dupont compares itself. That is no longer the case.

There is no reason for the Board to be disturbed by the prospect of adding to the Board a wage roll employee who serves as a representative of the employees at his or her plant site. Based on the performance of the Board over the last four years, it should welcome such an addition to its ranks.

EXHIBIT B

33RD LETTER of Level 1 printed in FULL format.

1997 SEC No-Act. LEXIS 1045

Securities Exchange Act of 1934 -- Rule 14A-8

November 25, 1997

CORE TERMS: stockholder, shareholder, board of directors, stock, annual meeting, proponent, proxy, proxy statement, nominee, staff, election, common stock, enclosed, poison, pill, union representative, intend, moot, recommendation, registrant, classified, nominating, inclusion, recommend, elected, designated representative, enforcement action, correspondence, regulations, nomination

[*1] The Walt Disney Company

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 1997

David K. Thompson, Esq.
Senior Vice President
Assistant General Counsel
The Walt Disney Company
500 Buena Vista Street
Burbank, California 91521-0609

Re: The Walt Disney Company (the "Company")
Incoming letter dated October 8, 1997

Dear Mr. Thompson:

This is in response to your letter of October 8, 1997 concerning four shareholder proposals submitted,rom Morton Bahr, on behalf of the Pension Fund, date

October 28, 1997. Finally, in a letter dated October 21, 1997, Ms. Stinnett indicates that she has withdrawn her proposal, and our response therefore does not address that proposal.

Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, [*2] your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Catherine T. Dixon
Chief Counsel

INQUIRY-1:
The Walt Disney Company
500 Buena Vista Street
Burbank, California 91521-0609

1934 Act-Section 14(a)

Rule 14a-8(a)(4)
Rule 14a-8(c)(10)

October 8, 1997

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Omission of Stockholder Proposals

Ladies and Gentlemen:

On behalf of The Walt Disney Company, I am enclosing proposals submitted by four stockholders for inclusion in the Company's proxy materials for its 1998 annual meeting of stockholders. For the reasons set forth below, the Company intends to omit the proposals from its proxy materials and requests, pursuant to Rule 14a-8(d) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action to the Securities and Exchange Commission if the proposals are omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about December 30, 1997, [*3] and to commence mailing shortly thereafter.

The first proposal, submitted by Mr. Richard L. Gelber, requests the Board of Directors of the Company to give consideration to nominating a union representative for election to the Board. A copy of this proposal and supporting statement is attached as Exhibit 1.

The second proposal, submitted by Mr. Joseph Puleo, calls for redemption of the Company's shareholder rights plan and the submission of any future plan to the Company's stockholders for approval. A copy of this proposal and supporting statement is attached as Exhibit 2.

The third proposal, by Ms. Gena Stinnett, calls for the adoption of a new by-law restricting stock option grants to senior executives of the Company. A copy of this proposal and supporting statement is attached as Exhibit 3.

The fourth proposal, by the Communications Workers Of America ("CWA") Pension Fund, calls for the declassification of the Company's Board of Directors. A copy of this proposal and supporting statement is attached as Exhibit 4.

The Company believes that the four proposals may be excluded pursuant to Rule 14a-8(a)(4), because the proponents are merely alter egos of one another and the [*4] proposed resolutions therefore constitute multiple proposals from a single proponent in violation of that Rule.

In addition, the Company believes that the proposal from Mr. Gelber is excludable on independent grounds of mootness, pursuant to Rule 14a-8(c)(10).

The bases for the Company's views are set forth below.

1. Rule 14a-8(a)(4): The Four Proponents are Actually One

The Company believes all four proposals have been submitted by persons acting in concert on behalf of a single ultimate proponent, the National Association of Broadcast Employees and Technicians, Broadcasting and Cable Television Workers Sector of the Communications Workers of America ("NABET-CWA"), a trade union that represents certain employees of the Company's subsidiary ABC, Inc. and its affiliates ("ABC") and which is currently involved in a continuing and acrimonious contract negotiation with ABC.

The Company's secretary received both Mr. Gelber's and Mr. Puleo's proposals on September 12, 1997, the last day for submission of shareholder proposals for the Company's 1998 annual meeting. Both proposals were delivered by United States Postal Service Express Mail, from the post office bearing [*5] zip code "10023" (on the upper west side of Manhattan in New York City). Mr. Gelber's package was delivered to the post office at "16:27" on September 11, 1997, and Mr. Puleo's package was delivered at "16:28" on the same date. Both were accepted at the post office by the same person, a Ms. Cindy Walker.

The paper on which both proposals are printed appears to be from the same stock, and the printer and fonts used appear to be identical. The format of the letters is identical; they are identically addressed; and their texts are identical, except that Mr. Gelber's letter indicates that proof of his stock ownership will be "forthcoming" while Mr. Puleo encloses supporting documentation.

Both Mr. Gelber and Mr. Puleo are employees of ABC; both work at the same site and at the same telephone number. Both are also members of NABET-CWA. Mr. Gelber currently serves as Secretary Treasurer of NABET-CWA Local 16 in New York.

Ms. Stinnett's letter dated September 11, 1997 was also addressed to the Company's corporate secretary, and received on September 12. The letter closely parallels the letters from Messrs. Gelber and Puleo in format and structure and uses much of the same language, [*6] particularly in the third paragraph. Ms. Stinnett currently serves as President of NABET-CWA Local No. 19, which represents certain employees of KABC. The KABC union local is also involved in the current contract negotiations.

The fourth proposal, from the CWA Pension Fund, was submitted to the Company's secretary by letter dated August 21, 1997, which was received on August 26. The proposal purports to seek an end to the Company's classified Board of

Directors, although its preambular language is substantially devoted to criticism of the Company's executive compensation practices as set forth in last year's proxy materials. This preambular language, having nothing to do with the merits of an unclassified Board of Directors, substantially duplicates the thrust of the preambular language of Ms. Stinnett's proposal. As noted above, NABET-CWA is a sector of the CWA.

The Company believes that the four proposals are part of an organized campaign by NABET-CWA to harass the Company and ABC in furtherance of the union's interests in the contract negotiations.

The Company is aware that the Staff has examined situations similar to this one, in which registrants have sought to exclude proposals [*7] on the basis of Rule 14a-8(a)(4), on a case-by-case basis, taking into account the facts and circumstances of each instance, sometimes agreeing with a registrant (e.g., Pacific Enterprises (February 12, 1996); Albertson's Inc. (March 11, 1994)) and sometimes either disagreeing or declining to express any view (e.g., Consolidated Freightways, Inc. (February 1, 1996); Panhandle Eastern Corporation (January 3, 1996)). The Company believes the facts in the present instance compellingly support the conclusion that the proponents are acting in concert for the purpose of evading the limitations imposed by Rule 14a-8.

In accordance with the requirements of Rule 14a-8(a), concurrently with the filing of this letter the Company is asking the proponents to reduce the number of items submitted to the limits required by the Rule within 14 calendar days. In the event that the proponents do not agree to do so, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits all four proposals from the proxy materials for its 1998 annual meeting on the basis that the proponents have failed to meet the requirements of Rule [*8] 14a-8(a)(4).

2. Rule 14a-8(c)(10): Mr. Gelber's Proposal is Moot

Rule 14a-8(c)(10) permits the exclusion of a shareholder proposal that has been rendered moot. The Company believes that Mr. Gelber's proposal may also be excluded on the basis of this Rule.

Mr. Gelber's proposal "request[s] the Board of Directors to give consideration to nominating a union representative for election to the Board." As indicated in my letter to Mr. Gelber dated September 17, 1997 (a copy of which is included in Exhibit 1), the Company does have in place a procedure for the submission of proposed candidates for election to the Company's Board of Directors. Under this procedure, any stockholder wishing to propose a nominee may submit a written recommendation to the Company's Corporate Secretary, indicating the nominee's qualifications and other relevant biographical information, and providing confirmation of the nominee's consent to serve as a director. Any such nomination will be reviewed by the Board's Nominating Committee. This procedure is fully described in the Company's annual proxy statement (a copy of the description from the Company's proxy statement for its 1997 annual meeting is [*9] attached at Exhibit 5), and will be included in the proxy statement for the 1998 annual meeting.

In addition, although the Nominating Committee's mandate does not expressly encompass consideration, in the abstract, of potential categories of nominees for election to the Board, the Company intends to forward Mr. Gelber's proposal to the Committee for its consideration, as requested in the resolution.

Under these circumstances, the Company believes Mr. Gelber's proposal has been addressed, and submission of the proposal to the Company's shareholders would serve no useful purpose.

The Staff has supported this conclusion in connection with similar proposals. In BankAmerica Corporation (February 10, 1997), for example, the Staff agreed that a proposal requiring the registrant's board of directors to invite representatives of the registrant's ten largest shareholders to submit recommendations for possible nominees to the board was moot, in light of the standing procedures for the submission of candidates for consideration. See also American Airlines, Inc. (March 10, 1980) (proposal that the board provide a means for any three stockholders to propose a candidate excluded [*10] as moot; the registrant had a nominating procedure in place). In the present case, the proponent makes no claim that the Company's procedures are deficient or undisclosed, and proposes no new procedures, as was the case in Mobil Corp. (March 3, 1981), in which the Staff concluded that the proposal was not moot.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits Mr. Gelber's proposal from the proxy materials for its 1998 annual meeting pursuant to Rule 14a-8(c)(10).

Pursuant to Rule 14a-8(d), six additional copies of this letter and its annexes are enclosed. A copy of this letter is concurrently being forwarded to the proponents.

If you have any questions, please contact the undersigned. Additionally, please acknowledge receipt of this filing by stamping the extra enclosed copy and returning it to our messenger.

Very truly yours,

David K. Thompson

ATTACHMENT 1

The Walt Disney Company
500 South Buena Vista St. / Burbank, California 91521-0609 / 818-560-1841 / Fax 818-563-4160

CERTIFIED MAIL - RETURN RECEIPT REQUESTED

September 17, 1997

Mr. Richard L. Gelber [*11]
205 West End Avenue
New York, New York 10023

Dear Mr. Gelber:

This letter will acknowledge receipt of your letter to Marsha Reed dated

September 10, 1997, which was received on September 12, indicating your intent to propose a resolution with respect to the nomination of a union representative on the Board of Directors of the Company for consideration at the 1998 annual meeting of the Company's stockholders.

We have noted your statement that verification of your stock ownership will be forthcoming, as well as your statement that you intend to hold your stock through the date of the meeting. Please note that the verification of your ownership needs to reach us within 21 days after your receipt of this letter in order to meet the requirements of Rule 14a-8(a)(1).

It is not clear from either your letter or your proposal whether you have a particular candidate in mind for nomination. You should be aware that the Board of directors does have in place a procedure, described in the company's proxy statement, for the submission of proposed nominees for election. Under this procedure, any stockholder wishing to propose a nominee may submit a written recommendation to the Company's [*12] Secretary (Ms. Reed), indicating the nominee's qualifications and other relevant biographical information, and providing confirmation of the nominee's consent to serve as a director. Any such nomination will be reviewed by the Nominating Committee of the Board.

As we proceed with the preparation of the Company's proxy materials we will be in contact with you with respect to the processing and presentation of your proposal. In the meantime, if I can be of any assistance, please feel free to contact me.

Very truly yours,

David K. Thompson

ATTACHMENT 2

792 Columbus Avenue, Apt 12-E
New York, NY 10025

September 11, 1997

Ms. Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Re: Submission of Shareholder Proposal

Dear Ms. Reed,

Pursuant to my rights under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, I hereby submit the enclosed shareholder proposal for inclusion in the Walt Disney Company proxy statement for the annual meeting of shareholders to be held in 1998.

I am the owner of shares of Walt Disney Company common stock having a market value morn than $ 1000. I [*13] have held this stock for over a year from this date. Proof of ownership in Walt Disney Company stock is enclosed. I intend to hold my Walt Disney stock through the date of the 1998 annual meeting where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Joseph Puleo

Shareholder Proposal

Resolved, that the shareholders of the Walt Disney Company request the Board of Directors to refrain from adopting any future shareholders rights plan, rights agreement, or other device commonly known as a "poison pill" without the prior approval of the stockholders at an Annual or Special meeting, and to redeem or terminate any such plan, agreement or device which may be in effect at the adoption of this resolution.

Statement of Support

A poison pill is an anti-takeover device, which effectively prevents a change in control of a Company without the approval of the Board of Directors. It forces potential acquirers to negotiate acquisitions with management, instead of making an offer directly to the stockholders.

The stockholders, who own the Company, should have the right to decide what is a fair price for their holdings. The directors and managers, [*14] who serve as our agents, should not usurp that right.

In addition, by forcing potential acquirers to negotiate with the Board, poison pills have a tendency to entrench management, to insulate it from accountability, and to make management less responsive to the views of stockholders. Stockholders should have the right to decide whether the risk of such consequences may be warranted by special circumstances that might make it appropriate to adopt a poison pill.

In this regard, proposals to redeem or allow shareholder votes on poison pills have received the support of a majority of the shareholders at fourteen publicly traded American companies within the last two years. According to the Investor Responsibility Research Center (IRRC), these include CSX, Wallman, the Fleming Companies, Columbia/HCA, Flour, Bausch & Lomb, J.C. Penney, Lukens, Consolidated Natural Gas, Harrah's Entertainment, Baker Hughes, Weyerhaeuser and Rowan.

Of the proposals to redeem or allow votes on poison pills within the IRRC research universe, the proponents won 53% of the votes cast during 1996 and 1997. And the results do not take account of the many companies that have decided to redeem or allow votes [*15] on poison pills without action by their shareholders.

ATTACHMENT 3

Gena Stinnett
P.O. Box 4428
Burbank, CA 91503-4428
Home phone: (818) 843-2935

September 11, 1997

Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Dear Ms. Reed,

I am submitting the attached shareholder proposal under Rule 14(a)-8 of the Securities and Exchange Commission's proxy regulations for inclusion in the Walt Disney Company's proxy statement for the 1998 annual meeting of shareholders.

I am the beneficial owner of over 200 shares of Walt Disney common stock having a market value in excess of $ 1000, and I have held this stock continuously for in excess of one year preceding the date of this submission. The investment firm of Charles Schwab & Co. currently holds the stocks for me in street name, and I can provide proof of ownership if required.

I plan to hold my Walt Disney stock through the date of the 1998 annual meeting, where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Gena Stinnett

Stockholder Proposal

Resolved, that the stockholders of the Walt Disney Company adopt the [*16] following new By-Law:

Article IV, Section 12: Future grants of stock options to senior executives shall be limited to one grant per executive per year, and the maximum number of shares that may be purchased pursuant to such a grant shall not exceed 100,000 shares, unless the stockholders have approved a specific recommendation of the Board of Directors for the grant of a higher amount to a specified executive. This By-Law shall not be amended without the approval of the stockholders.

Statement of Support

The need for stockholder approval of future option grants is demonstrated by the process that preceded the 1996 decision to give Michael Eisner, the Chairman and CEO of our Company, a "record-setting grant of 8 million options." See Business Week, April 21, 1997.

According to the 1997 proxy statement, the process involved the following:

(1) "The Chief of Corporate Operations, under the direction of the Chief Executive Officer, recommends the number of options to be granted" in accord with certain guidelines (p. 9);

(2) The recommendation was considered by the Compensation Committee of the Board, chaired by Irwin E. Russell, who "serves as Mr. Eisner's personal attorney and [*17] represented Mr. Eisner in connection with the new [1997 employment] agreement" for Mr. Eisner (p. 10);

(3) The new employment agreement was "approved by the Compensation Committee" on September 30, 1996, and recommended to the Board of Directors "which, after due consideration," voted to approve "the material terms of the new [employment] agreement" that same day of September 30, 1996 (p. 10);

(4) In addition, the Compensation Committee, apparently acting pursuant to delegated authority, "granted to Mr. Eisner, on September 30, 1996, stock options with respect to a total of 8,000,000 shares of common stock of the Company under the Company's 1995 Stock Incentive Plan" (emphasis added; p. 12);

(5) "Of this total, an option with respect to 5,000,000 shares bears an exercise price of $ 63.61, the fair market value of the common stock on September 30, 1996, "and "three additional options, each with respect to 1,000,000 shares, bear [higher] exercise prices..." (p. 12);

(6) If Mr. Eisner's personal attorney abstained from the vote of the Compensation Committee with respect to the options grant (see p. 10), the proxy statement implies that the grant of options with respect to [*18] 8,000,000 shares of common stock was authorized by just two or three members of the sixteen-member Board;

(7) If the proposed By-Law is not adopted, future grants of stock options "will be awarded by the Executive Performance Plan Committee" (emphasis added, p. 9);

Under these circumstances, if would be prudent to adopt the proposed By-Law to require that future grants of stock options be considered and recommended by the Board, and approved by the stockholders, in order to prevent grants of options that may be hasty, ill-considered, or excessive. In this context, according to an estimate by Graef Crystal, who is an expert in executive compensation, the option grant that was given to Mr. Eisner could be worth as much as $ 583 million, or half a billion dollars, by 2007. See the New York Times, March 30; 1977.

ATTACHMENT 4

205 West End Avenue
New York, NY 10023

September 10, 1997

Ms. Marsha L. Reed
Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

Re: Submission of Shareholder Proposal

Dear Ms. Reed,

Pursuant to my rights under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations, [*19] I hereby submit the enclosed shareholder proposal for inclusion in the Walt Disney Company proxy statement for the annual meeting of shareholders to be held in 1998.

I am the owner of shares of Walt Disney Company common stock having a market value more than $ 1000. I have held this stock for over a year from this date. Proof of ownership in Walt Disney Company stock is forthcoming.

I intend to hold my Walt Disney stock through the date of the 1998 annual meeting where I, or a designated representative, will present the proposal for consideration.

Sincerely,

Richard L. Gelber

Shareholder Proposal

Resolved, that the shareholders declare that union representation on the Board of Directors would be a step toward improved corporate governance and improved company performance, and accordingly, request that the Board of Directors give consideration to nominating a union representative for election to the Board.

Statement of Support

The Walt Disney Company is a very large, multi-union employer. The list of unions that have collective bargaining agreements with the Company includes but is not limited to:

. The National Association of Broadcast Employees and Technicians-Communications [*20] Workers of America (NABET-CWA)
. American Federation of Television and Radio Artists (AFTRA)
. American Federation of Musicians (AFM)
. Directors Guild of America (DGA)
. Writers Guild of America (WGA)
. Screen Actors Guild (SAG)
. American Guild of Variety Artists
. United Scenic Artists (USA)
. International Brotherhood of Painters and Allied Trades (IBPAT)
. International Brotherhood of Electrical Workers (IBEW)
. International Union of Operating Engineers (IUOE)
. District Council(s) of Carpenters and Joiners of America
. Service Employees International Union (SEIU)
. International Alliance of Theatrical Stage Employees and Moving Picture Machine Operators (IATSE)
. United Food and Commercial Workers International Union (UFCW)
. The International Brotherhood of Teamsters
. Hotel Employees and Restaurant Employees International Union (HERE)

Thousands of union member employees work at the theme park operations, broadcasting operations, and film production operations of the Walt Disney

Company and its subsidiaries. Many of these employees are Disney stockholders themselves, and share common objectives: corporate [*21] and business unit profitability, customer satisfaction, continuous quality improvement, and employment security.

By virtue of running labor organizations, elected union representatives have a wealth of experience and knowledge about the operations of the company and the industries in which it competes. Elected union representatives have spent years working side by side with rank and file employees, listening to their suggestions, and learning firsthand what positively and negatively motivates them. These elected union representatives could provide a unique perspective that is currently missing on the Board.

The election of a union representative to the Board of Directors would be a step toward improved corporate governance and improved company performance because it would help to improve employee morale, improve intra-company communications, and build constructive labor relations at all levels of the Company.

ATTACHMENT 5

Communications
Workers of America
AFL-CIO, CLC
501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

August 21, 1997

Ms. Marsha L. Reed
Corporate Secretary
500 South Buena Vista Street
Burbank, California 91521

Re: [*22] Submission of Shareholder Proposal

Dear Ms. Reed:

On behalf of the Communications Workers of America Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Walt Disney Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 1998. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of 10,000 shares of Walt Disney common stock, held continuously for more than a year prior to this date of submission. Attached is a letter of verification of the Fund's beneficial owner in Walt Disney common stock.

The Fund intends to continue to own Walt Disney common stock through the date of the Company's 1996 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Morton Bahr
Trustee

Shareholder Proposal

Resolved that the stockholders request the Board of Directors to take the steps that may be necessary in accordance with state law, and without affecting [*23] the unexpired terms of previously elected directors, to declassify the Board of Directors so that all directors may be elected annually.

Statement of Support

The election of directors is the primary means by which stockholders may influence corporate policies and hold management accountable for the implementation of those policies. However, this avenue of influence is limited by the fact that the Board is divided into three classes of directors that serve for staggered three-year terms.

This means that individual directors will face election only once every three years. Stockholders are deprived of the opportunity to vote for any director who is not facing re-election.

One danger of having a classified board is illustrated by the exorbitant compensation that the Board has approved for the Chairman and CEO, Michael Eisner. According to the Company's 1997 proxy statement, Mr. Eisner's average bonus from 1994 through 1996 was $ 7.73 million, or more than ten times his annual salary of $ 750,000.

Despite this generous compensation, the Board agreed to give Mr. Eisner options in September of 1996 for the purchase of 8,000,000 shares of Disney stock with an estimated present value of [*24] almost $ 196 million under the Black-Scholes method of valuing options. Moreover, when the Board approved these options, Mr. Eisner already had exercisable options to purchase more than 6,600,000 shares of stock that were valued at more than $ 303 million, and unexercisable options for the purchase of additional shares that were worth more than $ 60 million.

Stock options are supposed to align the interests of management with those of the stockholders. But when the options are numbered in the millions, as here, a relatively increase in the price of the stock could permit Mr. Eisner to reap tens or hundreds of millions of dollars, without providing material benefits to the stockholders.

According to compensation expert Graef Crystal, Mr. Eisner could gain as much as $ 771 million from exercising the options granted in 1996. That assumes an 11 percent annual return over ten years.

When considered with option grants that pushed the total value of Michael Ovitz's severance package to about $ 130 million, according to a Council of Institutional Investors Research Alert, these option grants raise serious questions as to whether a classified board is sufficiently accountable and responsive [*25] to the stockholders. In this context, the Investor

Responsibility Research Center has determined that proposals to repeal classified boards within its research universe won an average of 44.9 percent of the votes during the 1997 proxy season.

The CWA Pension Fund believes that repeal of the classified board is in the best interests of the Company and its stockholders. The Fund believes that the Board would be likely to deliberate more carefully about issues of corporate governance, compensation and management if all directors know that they must stand for re-election at each annual meeting.

SEC-REPLY-2: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The Walt Disney Company (the "Company")
Incoming letter dated October 8, 1997

The Gelber proposal requests that the board of directors consider nominating a union representative to its board of directors. The Puleo proposal requests that the Company terminate any shareholder rights plan that it has in effect, and obtain shareholder approval before adopting any future plans. The Communications Workers of America Pension Fund proposal [*26] requests that the Company declassify the board of directors.

The Division is unable to concur in your view that the proposals may be omitted from the Company's proxy materials under rule 14a-8(c)(4). In the staff's view, the Company has not met its burden of demonstrating that the proposals were submitted to redress a personal claim or grievance of the proponents. We are unable to conclude from the information submitted that the proposals were designed to, or otherwise will, uniquely benefit the proponents or further their interests. We therefore do not concur that the Company may rely on that rule as a basis for omitting the proposals.

There appears to be some basis for your view that the Gelber proposal may be omitted under rule 14a-8(c)(10) as moot. The staff notes in particular the Company's representation that current procedures permit a shareholder to obtain board consideration of a potential nominee. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the Gelber proposal from its proxy materials based on that rule.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

10TH LETTER of Level 1 printed in FULL format.

1997 SEC No-Act. LEXIS 284

Securities Exchange Act of 1934 -- Rule 14a-8(c)(10)

February 10, 1997

CORE TERMS: proponent, shareholder, proxy, board of directors, nominating, no-action, staff, candidate, attachment, recommendation, moot, proxy statement, nominees, invite, annual meeting, one-proposal, misleading, excludable, omission, omit, alter ego, nominal, proper subject, by-law, largest, investment banking firm, custodian, requesting, recommend, calendar

[*1] BankAmerica Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 1997

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: BankAmerica Corporation (the "Company")
Incoming letter dated January 2, 1997

The proposal requires the board to invite representatives of the Company's ten largest shareholders to submit recommendations for possible nominees to the board.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(10) as moot. Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material in reliance on Rule 14a-8(c)(10). In reaching this determination, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

Amy M. Trombly
Attorney Advisor

INQUIRY-1:
BankAmerica Corporation

January 2, 1997

VIA COURIER & FACSIMILE # 202/942-9525

Office of Chief Counsel

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3-3
Room 3028
450 Fifth Street, N.W.
Washington, [*2] D.C. 20549

Attn.: Mr. Frank Zarb

Re: BankAmerica Corporation - Proxy Statement for 1997 Annual Meeting - Shareholder Proposals Submitted by Steven Weinstein and Aviad Visoly - Proposal # 2 No-Action Request (S. Weinstein)

Ladies and Gentlemen:

This letter is being filed with the Securities and Exchange Commission ("Commission") on behalf of BankAmerica Corporation ("BAC") pursuant to the requirements of Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BAC has received the following two shareholder proposals (collectively, the "Proposals") from a group of two affiliated proponents (collectively, the "Proponents"):

1. ("Proposal # 1") submitted by Aviad Visoly, as Custodian for Danielle Visoly ("Proponent # 1"), and

2. ("Proposal # 2") from Steven Weinstein ("Proponent # 2"). n1

n1 The primary purpose of this letter is to present the bases for exclusion of Proposal # 2. BAC is submitting a separate no-action request letter for Proposal # 1 dated the same date hereof. However, each of the two related no-action requests set forth the one-proposal-per-proponent basis for exclusion under Rule 14a-8(a)(4).

A. Proposal # 2 and Reasons [*3] for Omission. Proposal # 2, submitted by S. Weinstein, states:

"Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board."

The Proposals have been submitted for consideration at BAC's 1997 Annual Meeting of Shareholders to be held on May 22, 1997. On advice of counsel and for the reasons set forth below, BAC intends to omit the Proposals and the Proponents' supporting statements from its proxy statement and form of proxy for the 1997 annual meeting. The specific reasons Proposal # 2 should be omitted are:

First, Proposal # 2 is moot because it requires a procedure for recommending possible nominees to the board which BAC has already implemented and is currently practicing. Specifically, BAC already has a Nominating Committee of its Board of Directors to which any and all shareholders may propose candidates, and shareholders are so advised in its proxy statements. The nomination process is simple and easy for shareholders to follow and has been in place for several years. Therefore, Proposal # 2 is moot and excludable [*4] under Rule

14a-8(c)(10).

Second, Proposal # 2 is, under the laws of Delaware, the corporation's domicile, not a proper subject for action by security holders, and therefore excludable under Rule 14a-8(c)(1).

Third, Proposal # 2's supporting statement is contrary to Rule 14a-9 because it contains false, misleading, and generally confusing statements. Implications of malfeasance by the directors and the members of the Nominating Committee are unsubstantiated, conclusory and inflammatory, and likely to mislead BAC's shareholders. Moreover, the supporting statement directly or indirectly impugns the character and attacks the integrity of the directors and committee members. Therefore Proposal # 2 and its supporting statement are excludable under Rule 14a-8(c)(3).

Fourth, the two Proponents should be deemed to be one proponent who has submitted two proposals. BAC has requested the formal Proponents to reduce their two proposals to a single proposal. Each responded to BAC's request and denied that the one-proposal limit applies. Notwithstanding their denial, the Proposals and supporting statements are excludable under Rule 14a-8(a)(4).

Accordingly, pursuant to Rule 14a-8(d) of the Exchange [*5] Act, we enclose the following:

1. The original and five copies of this letter, which includes a statement of the reasons the omission of the Proposals and the supporting statements from its proxy materials is proper in this case.

2. The original and five copies of a supporting opinion of counsel to BAC (Attachment 1).

3. Six copies of each of the following. (As noted above, we believe that the two Proponents should be deemed to be one proponent for purposes of Rule 14a-8(a)(4) which limits a proponent to one proposal.)

(a) Proponent # 2's letter dated November 21, 1996, containing Proposal # 2 and its supporting statement (Attachment 2), and

(b) Proponent # 1's letter dated November 19, 1996, containing Proposal # 1 and its supporting statement (Attachment 3).

Each attachment to this letter is incorporated by reference herein.

1.) Reasons for Omission of Proposal # 2 under Rule 14a-8(c)(10) -- Mootness.

Proposal # 2 requires a means by which BAC's ten largest shareholders may propose to the Nominating Committee recommended names for possible nomination and election to BAC's Board of Directors. BAC has already adopted nominating policies and procedures that would [*6] allow for Proposal # 2 to occur. Also, the corporation has substantially implemented the objectives purportedly sought to be achieved by Proposal # 2. Thus, I believe that Proposal # 2 is moot.

Specifically, BAC already has a Nominating Committee of its Board of

Directors to which any and all shareholders may propose candidates, and shareholders are so advised in our proxy statements. The process of shareholders proposing board candidates is simple and easy to follow and has been BAC's practice for several years. Attached as Attachment 4 is the disclosure from BAC's 1996 Proxy Statement describing this process. Similar disclosure will be contained in BAC's 1997 Proxy Statement. Once a candidate is recommended to the Corporate Secretary, the Nominating Committee's responsibilities include (i) recommending candidates to fill vacancies on the board and a slate of directors for election at the Annual Meeting; and (ii) evaluating the size and composition of the board, and recommending to the board criteria for selection of directors. (See excerpt from BAC's By-laws at Attachment 5 for the Nominating Committee's charter.)

Nominating Procedures for BAC's board are summarized below:
[*7]
. Recommendations for new directors are made to the Corporate Secretary.

. The Corporate Secretary submits the recommendation to the Nominating Committee.

. The Nominating Committee reviews candidates to fill vacancies and recommends the slate for the next Annual Meeting to the Board of Directors.

. A candidate should show evidence of leadership in the candidate's field, have broad experience and the ability to exercise sound business judgment, and be willing to attend board and committee meetings.

BAC's By-laws set out the Nominating Committee's charter, which includes the above responsibilities and procedures for recommendations and nomination of candidates for directors. The By-laws also state that no member of the Nominating Committee shall be an active officer of the corporation or have a relationship that would interfere with the member's exercise of independent judgment as a member of the committee.

Another BAC By-law provision provides that, upon proper notice to the corporation, a shareholder of BAC may nominate any person for election as a BAC director at the corporation's annual meeting. Shareholders are also advised in our proxy statement of this means of nominating [*8] directors.

In summary, BAC's existing director nominating policies and procedures substantially implement Proposal # 2's requests and concerns. Due to the preceding, Proposal # 2 should be excluded from BAC's proxy materials since it is moot.

2.) Reason For Omission of Proposal # 2 Under Rule 14a-8(c)(1) -- Under Delaware Law, It Is Not a Proper Subject for Shareholder Action:

Proposal # 2 is mandatory in form and therefore it is not a proper subject for shareholder action and may be omitted under Rule 14a-8(c)(1). BAC is incorporated under and governed by Delaware law. I have been advised by legal counsel that a mandatory directive to the Board of Directors is inconsistent with Sections 141(a) and 141(c) of the General Corporation Law of Delaware which entrusts the management of the business and affairs of the corporation to, and imposes responsibility for that management on, the Board of Directors. The

Certificate of Incorporation of BAC does not limit these statutory powers. Consistent with the Certificate of Incorporation, the BAC By-laws provide that BAC "shall be managed by or under the direction of its Board of Directors which may exercise all such powers of the Corporation [*9] and do all lawful acts and things . . . . ." (Article III, Section 4 of BAC's By-laws).

Due to the preceding, Proposal # 2 should be excluded from BAC's proxy materials.

3.) Reason For Omission of Proposal # 2 Under Rule 14a-9 and Rule 14a-8(c)(3) -- False and Misleading Statements:

A reader unfamiliar with the facts would conclude from S. Weinstein's Proposal # 2 and its supporting statement that BAC's Nominating Committee and procedures for nominating directors is inadequate and that this inadequacy causes the BAC Board of Directors to be neither responsive nor responsible to the corporation's shareholders. There is no factual basis for these implications. BAC's Board of Directors is responsive and responsible to the corporation's shareholders. BAC has a qualified and active Nominating Committee that is composed entirely of independent directors. The BAC board accepts recommendations for new directors which are submitted to the Nominating Committee for review and consideration. Additionally, BAC's By-laws provide BAC shareholders the right to nominate any person for election as a BAC director at the corporation's annual meeting. (See the discussion above concerning mootness for [*10] more details on BAC's existing nominating procedures.)

There are a number of false, misleading and generally confusing statements in Proposal # 2 and its supporting statement. Implications of malfeasance by the directors and the members of the Nominating Committee are unsubstantiated, conclusory and inflammatory, and likely to mislead BAC's shareholders. Moreover, the supporting statement directly or indirectly impugns the character and attacks the integrity of the directors and committee members. The following are the primary statements to which we object:

. The sentence "It is highly questionable whether a person can evaluate new ideas, be critical to the management that keep nominating him year after year or be resourceful and constructive to assess the adoption of the bank to the information age and to the needs of the typical its customers which are half their age." (Emphasis added).

. The false statement by Proponent # 2 that "The Board of Director as a policy, discourage any communication with the shareholders." (Emphasis added).

. The statement that the BAC board "is following almost blindly the management's recommendations for their appointment year [*11] after year." (Emphasis added).

. The false conclusion that "it is reasonably expected that the shareholders' best return will not be the primary concern of the Board." (Emphasis added).

Therefore, the supporting statement is misleading, false or otherwise inappropriate for BAC's proxy materials. We believe that both the proposal and supporting statement should be omitted in their entirety from the proxy materials.

4.) Reason For Omission of the Two Proposals Under Rule 14a-8(a)(4) -- Multiple Proposals by One Proponent:

The two Proponents should be treated as one proponent who has submitted two proposals. BAC has requested the formal Proponents to reduce their proposals to a single proposal but the Proponents have failed to do so. Instead, the Proponents have incorrectly denied that they have exceeded the one-proposal limit of Rule 14a-8(a)(4). Therefore, BAC may omit the Proposals from the proxy statement pursuant to the one proposal per proponent limit.

A. Visoly, through his role as custodian for the minor D. Visoly, exercises substantial influence over Proponent # 1, and as such he has controlled the selection, preparation and submission of Proposal # 1, on his own behalf. [*12] There is evidence and I believe that A. Visoly has exercised substantial influence over Proponent # 2 (S. Weinstein), and has controlled the selection, preparation, and submission of Proposal # 2, on his own behalf. The Proponents are nominal proponents that are acting on behalf of, under the control of, or the alter ego of A. Visoly. Further, BAC believes that A. Visoly is the arranger and the coordinator of the two Proposals. A. Visoly has used evasive tactics in submitting the Proposals and he, in effect, controls the Proponents and the Proponents should be considered A. Visoly's alter egos.

Additional facts and the relationship among the Proponents and A. Visoly are set out at Attachment 6 to this letter.

In letters dated November 27, 1996 from me to the Proponents, the Proponents were informed that, among other things, Rule 14a-8(a)(4) limits the number of their proposals to one proposal per proponent. (See letters at Attachment 7).

Proponent # 2 received his letter on December 2, 1996 and on December 3, 1996 Proponent # 2 sent a letter to me denying BAC's demand that the Proponents limit their Proposals. (See letter at Attachment 8). On December 2, 1996, A. Visoly [*13] (on behalf of Proponent # 1) received a similar letter from me making the same BAC request to limit the number of proposals to one per proponent. On December 11, 1996, A. Visoly (on behalf of Proponent # 1) sent a letter to me denying BAC's demand that the Proponents limit their Proposals. (See letter at Attachment 9). The Proponents did not limit the Proposals by December 16, 1996 or thereafter (i.e., the Proponents did not limit their Proposals within 14 calendar days of proper notification by BAC). Moreover, as set out below, the Proponents have a history of exceeding the one-proposal limit.

1. BAC's 1996 Proxy Materials (previous year's proxy statement) -- Three A. Visoly related proponents (i.e., A. Visoly as custodian for D. Visoly, A. Visoly as President of Hotel Reservation Center, Inc. ("Hotel") and S. Weinstein) submitted three shareholder proposals. (See these proposals at Attachment 10.) These three shareholder proposals were also resubmitted and endorsed by A. Visoly's alleged non-profit organization, Concerned BankAmerica Shareholders, Inc. The staff responded to BAC's no-action request letter and concurred with our view that the proponents D. Visoly [*14] and Hotel exceeded the one-proposal limit. Due to the preceding, BAC excluded both proposals from its 1996 proxy materials. The staff concurred with our view that S. Weinstein's

proposal was excludable under 14a-8(c)(7) -- Ordinary Business Operations. In reaching this position on the Weinstein proposal, the staff found it unnecessary to address the alternative bases for exclusion upon which BAC relied, including the one-proposal limit.

2. BAC's 1995 Proxy Materials -- The above referenced three proponents had initially submitted five shareholder proposals. (See these proposals at Attachment 11.) BAC submitted a no-action request to the staff, requesting that all 5 of the proposals be excluded pursuant to Rule 14a-(8)(a)(4). However, before the staff ruled on this request, A. Visoly withdrew the 5 proposals on behalf of the proponents.

The above shows a pattern of abuse of the one proposal limit. The Proponents clearly know of the limit yet continue to choose not to comply with it.

B. Conclusion.

BAC respectfully requests confirmation that the staff concurs with the grounds for omitting Proposal # 2 from its proxy materials for the 1997 Annual Meeting of Shareholders. [*15] BAC requests that the staff confirm that it will not recommend any enforcement action if management excludes Proposal # 2.

By requesting the preceding from the staff, BAC does not waive any rights it might have to: (i) request additional information or support from the Proponents; or (ii) object in any other appropriate manner to Proposal # 2.

I would appreciate hearing from you by January 23, 1997 so that we may finalize our proxy materials and obtain approval of our Board of Directors which we have targeted for February 1997.

If the staff believes that it will not be able to take the no-action position set forth above, we would appreciate the opportunity to confer with the staff prior to the issuance of a negative response.

As required by Rule 14a-8(d), copies of this letter and the supporting opinion of counsel are being sent to the Proponents as notice of our intention to omit Proposal # 2 as described above.

I have also enclosed an additional copy of this letter which I would appreciate being date-stamped on the date this request for omission is filed and returned to me in the postage-paid and pre-addressed envelope provided.

If you have any questions regarding this matter [*16] or require additional information, please feel free to call me (415/953-0586) or Judith A. Boyle, Counsel on behalf of BAC (415/622-6928).

Very truly yours,

Cheryl Sorokin
Executive Vice President
and Secretary

ATTACHMENT 1

Bank of America

January 2, 1997

Legal Department North 3017

BankAmerica Corporation
555 California Street
San Francisco, CA 94104

Attn.: Cheryl Sorokin, Executive
Vice President and Secretary

Re: 1997 Annual Meeting of Shareholders - Shareholder proposals Submitted by Steven Weinstein and Aviad Visoly - Proposal # 2 Legal Opinion for No-Action Request (S. Weinstein)

Ladies and Gentlemen:

You have requested my opinion as to whether BankAmerica Corporation, a Delaware corporation ("BAC"), may omit from its proxy solicitation materials for its 1997 Annual Meeting of Shareholders the two shareholder proposals (collectively, the "Proposals") from two proponents (collectively, the "Proponents"). n1 BAC received a shareholder proposal ("Proposal # 2") from Steven Weinstein ("Proponent # 2") by letter dated November 21, 1996. BAC has also received a shareholder proposal ("Proposal # 1") from Aviad Visoly, as custodian for Danielle Visoly ("Proponent [*17] # 1") by letter dated November 19, 1996.

n1 The primary purpose of this letter is to provide my legal opinion with regard to the bases for exclusion of Proposal # 2. I understand that BAC is submitting a separate no-action request letter with a separate legal opinion for Proposal # 1 dated the same date hereof. However, each of the two related no-action requests and legal opinions set forth the one-proposal-per-proponent basis for exclusion under Rule 14a-8(a)(4).

Proposal # 2, if adopted, would require that the Nominating Committee of BAC's Board of Directors "invite" representatives of BAC's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the board.

Proposal # 2, as submitted by S. Weinstein, states as follows:

"Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board.

As discussed more fully below, I am of the opinion that:

(i) Proposal # 2 may be omitted from the proxy materials pursuant to:

(a) Rule 14a-8(c)(10) because it is moot,

(b) Rule 14a-8(c)(1) [*18] because, under the laws of Delaware, BAC's

.domicile, it is not a proper subject for action by security holders, and

(c) Rule 14a-9 and Rule 14a-8(c)(3) because its supporting statement is false and misleading.

(ii) The Proposals may be omitted from the proxy materials pursuant to Rule 14a-8(a)(4) because the two Proponents are deemed to be one proponent, the Proponents submitted two proposals, and the Proponents did not conform their submission within fourteen calendar days of notice by BAC of the one-proposal limitation.

1. Reasons for Omission of Proposal # 2 under Rule 14a-8(c)(10) -- Mootness.

Rule 14a-8(c)(10) provides that a proposal is excludable: "if the proposal has been rendered moot."

Generally an issue is considered "moot" when a determination is sought on a matter in dispute that has already by resolved and hence, one not entitled to judicial intervention unless the issue is a recurring one. In short, moot means there is no actual controversy or the issue has ceased to exist. Whether Proposal # 2 is moot or not is a factual determination that can only be made on a case by case basis. Here, Proponent # 2 has set out a procedure for the Nominating Committee [*19] to invite certain BAC shareholders to submit recommendations for possible nominees to the BAC Board of Directors. BAC takes the position and has presented numerous facts that support its position that BAC has already substantially adopted the procedure set out in Proposal # 2. (See the accompanying letter for the detail on the BAC position and related facts). I understand that it is BAC's and the Nominating Committee's current procedure to invite all BAC shareholders to submit recommendations for possible nominees to the board to the BAC Corporate Secretary who in turn provides these to the Nominating Committee. BAC has stated this has been its procedure for several years. Shareholders have been advised of this procedure in BAC's proxy statements for several years, and BAC plans to provide similar advice in its 1997 Proxy Statement. BAC has stated that it has already adopted nominating policies and procedures that would allow for Proposal # 2 to occur. Also, the corporation believe that it has substantially implemented the objectives purportedly sought to be achieved by Proposal # 2.

Under Rule 14a-8(c)(10), when a matter addressed within a shareholder proposal is moot, the proposal [*20] may be omitted. See, e.g., American Airlines, Inc., (March 10, 1980) ("American Airlines", discussed below); General Dynamics Corp., (March 12, 1992 (proposal to establish a subcommittee to develop criteria for the acceptance and execution of military contract was moot where company represented that the proposal had been "substantially implemented" by existing committees); Black & Decker Corp., (November 6, 1986) (proposal to require submission of auditors selection for shareholder ratification moot where policy already adopted by directors); United States Steel Corp., (January 28, 1981), (proposal related to the preparation of a report dealing with proposed construction of a new steel plant moot where company had already reported the event); but see, Mobil Corp. (March 3, 1981) ("Mobil Corp." discussed below).

In American Airlines, the staff stated that it would not recommend any enforcement action resulting from the company's decision to omit a proposal which is remarkably similar to the present one. In American Airlines, the proposal included a provision that the board of directors provide a means for any three shareholders to propose a candidate for the board to be included in [*21] management's slate of nominees. American Airlines pointed out to the staff that it already had a nominating committee of its board of directors to which any shareholder could propose a candidate, and that shareholders are advised of this fact in American Airlines' proxy statement. Under the facts and circumstances, the staff agreed with American Airlines that the proposal had been rendered moot and thus was excludable from the company's proxy materials.

The Mobil Corp. no-action letter held for the proponent, however, Mobil is distinguishable from our situation and the American Airlines no-action letter. The Mobil Corp. shareholder proposal was similar to the American Airlines shareholder proposal but one major distinction caused the staff to hold for the proponent. In Mobil Corp. the proponent was not satisfied with the process allowing stockholders to propose names of candidates to the nominating committee of Mobil Corp. The proponent was requesting Mobil Corp. to develop new procedures which would allow a reasonable number of shareholders to place candidates for election to the Board of Directors of Mobil without going through the company's nominating committee. The staff did not [*22] agree with Mobil's argument that it already had existing procedures for nominating candidates stating that "the Company's existing procedures do not encompass exactly the action requested by the proposal."

In my opinion the facts in the present matter are strikingly more similar to American Airlines than to Mobil. Proposal # 2 would require the BAC Nominating Committee to invite certain shareholders to recommend board candidates. As discussed above and in the accompanying letter, the BAC director nomination procedure already invites all shareholders, including those referred to in Proposal # 2, to recommend board candidates.

As BAC has already substantially implemented S. Weinstein's Proposal # 2 it is my opinion that it may be excluded from BAC's proxy materials under Rule 14a-8(c)(10) because it is moot.

2. Rule 14a-8(c)(1): Proposal # 2 Is Not a Proper Subject for Security Holders' Action Under the Laws of Delaware.

Rule 14a-8(c)(1) provides that a proposal is excludable: "if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

When the Commission adopted Rule 14a-8(c)(1), it stated that "the Board may be considered [*23] to have exclusive discretion in corporate matters . . . . Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's authority under the typical statute." Release No. 34-12999 (November 22, 1976). This Rule is generally intended to allow the omission of proposals which are preemptory as to matters which, under the applicable state law, may be initiated only by the board of directors; or which are committed to their discretion; or which otherwise ignore the statutory role of directors by proposing direct adoption of specified action.

Proposal # 2 is a mandatory instruction to the Board of Directors and its Nominating Committee to "invite representatives of the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board." BAC is incorporated under and governed by Delaware law. A mandatory directive of this nature to the BAC Board of Directors and/or its Nominating Committee is inconsistent with Section 141(a) of the General Corporation Law of Delaware ("GCLD") which entrusts the management of the business and affairs of the corporation [*24] to, and imposes responsibility for that management on, the Board of Directors. Also, Section 141(c) of the GCLD provides that committees of the directors may exercise the powers and authority of the board to the extent authorized by the resolution creating the committee or the by-laws. The Certificate of Incorporation of BAC does not limit the board's above statutory powers. Consistent with the Certificate of Incorporation, the BAC By-laws provide that BAC "shall be managed by or under the direction of its Board of Directors which may exercise all such powers of the Corporation and do all lawful acts and things . . . ." (Article III, Section 4 of BAC's By-laws).

Proposal # 2 mandates the Board of Directors' properly designated Nominating Committee to take specific actions with respect to staffing the committee. Proposal # 2 is phrased in a way that, if adopted, would deprive the BAC board and its Nominating Committee of their statutory function of managing the business and affairs of BAC. Thus, I conclude that Proposal # 2 is excludable pursuant to Rule 14a-8(c)(1) because it is not a proper subject for action by BAC shareholders of BAC and because it improperly impinges on the board's [*25] management responsibility and its delegation of management functions to committees. The proposal thereby violates Sections 141(a) and 141(c) of the GCLD.

3. Rule 14a-8(c)(3): Proposal # 2's Supporting Statement Is Contrary to Rule 14a-9 Because It Is False or Misleading.

Rule 14a-8(c)(3) permits a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 provides the following example of the type of material that may be misleading within the meaning of that Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

BAC has stated that Proposal # 2 and its supporting statement are false, misleading and factually incorrect in that they falsely state or imply that (i) BAC has inadequate nominating policies and procedures for directors [*26] and (ii) the Nominating Committee and the BAC Board of Directors are neither responsive nor responsible to the corporation's shareholders. In addition, BAC has stated that the supporting statement makes a number of false implications of improper conduct and malfeasance by the members of the Board of Directors and the Nominating Committee. BAC has provided specific examples of a number of misleading, false and generally confusing statements within the supporting statement. As a result of the above, the supporting statement directly or indirectly impugns the character, attacks the integrity, and makes charges concerning improper or illegal conduct of BAC's directors and members of the Nominating Committee.

Thus, because the supporting statement impugns the integrity of the members of the Board of Directors and the Nominating Committee without factual foundation, and contains a number of factually incorrect, false, misleading and generally confusing statements, Proposal # 2 and its supporting statement are contrary to Rule 14a-9 and therefore may properly be omitted from BAC's proxy materials pursuant to Rule 14a-8(c)(3).

4. Rule 14a-8(a)(4): The Proposals Exceed the One Proposal [*27] Per Proponent Limit.

Rule 14a-8(a)(4) provides: "The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the registrant's proxy materials for a meeting of security holders. If the proponent submits more than one proposal . . . he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the registrant."

The two Proponents have each submitted a proposal; the two Proposals are entitled (i) appointing of investment banking firm (Proposal # 1) and (ii) nominating committee (Proposal # 2). These clearly constitute two separate and distinct proposals; however, as discussed below, the two Proponents are deemed to be one proponent.

In adopting Rule 14a-8(a)(4), the Commission noted the possibility that some proponents would attempt to evade the rule's limitations through various maneuvers, but held out the promise of "no-action" letters as a safeguard. See, Release No. 12999 (November 22, 1987). Accordingly, the staff has consistently taken a 'no-action' position when confronted with reasonable evidence of the use of such tactics. [*28] See, e.g., Dominion Resources, Inc. (February 24, 1993) (no-action position taken where proposals were coordinated by a single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken where several proposals were "master minded" by a single proponent); Texas Instruments Inc. (January 19, 1982) (proposals submitted by proponent, his daughter, a corporation and a foundation were sufficiently related to be considered proposals of a single proponent). The staff has indicated proponents will be treated as one proponent for purposes of the one-proposal limit when an issuer establishes that one proponent is the "alter ego" of another proponent or that one proponent possesses "control" over the shares owned of record, or beneficially, by another proponent. See Trans World Corp. (February 5, 1981). Under the Commission's rules, the presence of influence, not control, domination, or the ability to rule proponents, is a prerequisite to omission of multiple proposals submitted by nominal proponents as part of an orchestrated scheme. See, e.g., Stone & Webster (March 3, 1995) (several proposals omitted because nominal proponents were acting on behalf of, under the control of, [*29] or alter ego of Ram Trust Services Inc.); Banc One Corp. (February 2, 1993) (no-action position taken with respect to omission of proposals submitted by nominal proponents who were recruited, but not controlled, by a single proponent); TPI Enterprises, Inc. (July 15, 1987) (no-action position taken with respect to omission of proposals apparently orchestrated by a single proponent). As recently stated in Stone & Webster, Inc. (March 3, 1995), there are numerous instances in which the staff has expressed a no-action position based, not on the existence of "control", but on a finding that there was evidence that proponents acted in a coordinated, arranged, masterminded or other fashion so as to constitute "acting in concert" within the meaning of the one-proposal limitation. Also, it does not matter that proponents may technically be separate legal entities or persons. See Occidental Petroleum Corp. (March 27, 1984) (no-action position taken where actual proponent and nominal proponents were independent shareholders); Stone & Webster, Inc. (March 3, 1995).

BAC has put forth evidence from previous years and the current year that A. Visoly, through his role as custodian for the minor [*30] D. Visoly, exercises substantial influence over Proponent # 1, and as such has controlled the selection, preparation, and submission of Proposal # 1 on his own behalf. Similarly there is evidence that A. Visoly has exercised influence over Proponent # 2, and as such has controlled the selection, preparation, and submission of Proposal # 2, on his own behalf. BAC has provided facts that show a three year pattern of abuse by A. Visoly of the SEC's one-proposal limit. The facts indicate that the Proponents are nominal proponents that are acting on behalf of, under the control of, or as the alter ego of A. Visoly. Further, BAC has stated that it believes that A. Visoly has arranged and coordinated the two Proposals.

Because the factors relevant to establishing a status of "alter ego" or "control" are peculiarly within the knowledge of the proponents, it is difficult for a registrant to meet such a burden. However, in A. Visoly's case, the factors are evident as demonstrated by BAC. Based on legal precedent and the facts set out by BAC, it is my opinion that BAC has met its burden of establishing the necessary relationship between A. Visoly and the two Proponents to justify treating the [*31] two Proponents as one for purposes of limiting them to one proposal.

Finally, I understand that the two Proponents have refused BAC's request to reduce the number of proposals to one per proponent within fourteen calendar days of receipt of such notice from BAC. This is based on (i) BAC's certified mailed notices having been received by the Proponents on December 2, 1996, (ii) Proponent # 1's letter to BAC dated December 11, 1996 denying BAC's demand that the Proponents limit their Proposals, (iii) Proponent # 2's letter to BAC dated December 3, 1996 denying BAC's demand that the Proponents limit their Proposals and (iv) the Proponents' refusal to limit their Proposals by December 16, 1996 or thereafter. Due to the preceding and the conclusion that the two Proponents should be deemed to be one proponent for purposes of Rule 14a-8(a)(4), BAC may omit both of the Proposals from its proxy statement. See, e.g., U.S. LIFE Corporation (January 28, 1993); Brunswick Corporation (January 31, 1983); Chicago Milwaukee Corporation (April 29, 1988); Gulf and Western Incorporated (November 24, 1987); American Home Products Corporation (February 13, 1986); International Business Machines Corporation [*32] (January 13, 1984).

5. Conclusion.

Based on the above, it is my opinion that the Proposals and Proposal # 2 and related supporting statements may be omitted from BAC's proxy statement and form of proxy for BAC'S 1997 Annual Meeting of Shareholders pursuant to Rules 14a-8(a)(4), 14a-8(c)(1), 14a-8(c)(3), 14a-9 and 14a-8(c)(10).

Very truly yours,

Judith A. Boyle

Counsel

ATTACHMENT 2

November 21, 1996

BankAmerica Corporation
Corporate Secretary's Office # 13018
Bank of America Center
555 California St.
San Francisco, CA 94104

BY FAX (415-622-7915)

Sirs,

My name is Steven Weinstein and I am a shareholder of BankAmerica, holding 50 shares pursuant to certificate no. 295502. The value of my shares exceed $ 1,000 and I hold my share over a year. I hereby make the following proposal for BankAmerica 1997 Proxy, pursuant to SEC rule 14A-8.

Shareholder Proposal: Nominating Committee

Resolved, that the nominating committee of the Board of Directors invite representatives o the company's ten largest shareholders to submit, in person or in writing, recommendations for possible nominees to the Board.

Supporting Statement:

There is no shareholder interest and no shareholder [*33] responsibility more important than election of directors. Currently, a typical member of the board is a male, 60 years old with average tenure on the board of 10 years. It is highly questionable whether a person can evaluate new ideas, be critical to the management that keep nominating him year after year or be resourceful and constructive to assess the adoption of the bank to the information age and to the needs of the typical its customers which are half their age.

The Board of Directors as a policy, discourage any communication with the shareholders. It is following almost blindly the management's recommendations for their appointment year after year. All combined, the "independent" directors of BankAmerica own less that 1/10 of 1% of the corporate stock, while none of which owns more than 10,000 shares (source: 1996 Proxy Statement). Hence, it is reasonably expected that the shareholders' best return will not be the primary concern of the Board. The Nominating Committee, the Board of Directors, the shareholders and BankAmerica as a whole will benefit greatly from listening to the opinion of the shareholders prior to nominating their candidates for directors.

Having an input [*34] from the shareholders as to the nominees to the Board will guaranty fresh blood and will remind the Board that they are accountable to the shareholders. Research shows, that more communication and accountability between shareholders and directors brings almost invariably higher stock price and better value for the shareholders' investment.

Sincerely,

Steven Weinstein
20291 NE 30th Avenue
Miami, FL. 33180

ATTACHMENT 7A

BankAmerica Corporation

November 27, 1996

Via Certified Mail Return Receipt
Requested

Steven Weinstein
20291 NE 30th Avenue
Miami, FL 33180

Re: Shareholder Proposal for 1997 Annual Meeting of BankAmerica Corporation ("BAC")

Mr. Weinstein:

On November 22, 1996 BAC received your letter, with a shareholder proposal and supporting statement (topic: directors' nominating committee) (the "committee proposal"), requesting inclusion of the proposal in BAC's 1997 proxy statement and form of proxy ("proxy materials") pursuant to the SEC's Proxy Rule 14a-8. Relating to the committee proposal we inform you of the following.

1. Documentary Support of Eligibility Pursuant to Rule 14a-8(a)(1).

Pursuant to Rule 14a-8(a)(1)(i), we request that you provide us in a [*35] timely manner with documentary support that was not included with the committee proposal. The documentary support required is: a written declaration or other appropriate documentation regarding your intent to continue ownership of your BAC common stock through the date of the 1997 annual meeting. This support requested must be provided within the time period prescribed in Rule 14a-8(a)(1), which is within 21 calendar days after you receive this request.

2. Multiple Proposals by One Proponent in Violation of Rule 14a-8(a)(4).

On November 21, 1996 BAC received Aviad Visoly's letter, as custodian for Danielle S. Visoly, with a shareholder proposal and supporting statement (topic: appointing an investment banking firm) (the "investment banking firm proposal"), requesting inclusion of the investment banking firm proposal in BAC's 1997 proxy materials pursuant to Rule 14a-8. We believe that Aviad Visoly has in fact submitted two proposals to BAC, the committee proposal and the investment banking firm proposal.

Rule 14a-8(a)(4) limits the number of shareholder proposals and supporting statements for inclusion in a company's proxy materials to one proposal per proponent. Persons submitting [*36] proposals will be treated as one proponent for purposes of the one proposal limit, if one of them is the alter ego of another or if one of them possesses control over the shares owned of record by another. We believe that you and Danielle S. Visoly are nominal proponents that are acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. During the two previous proxy seasons Aviad Visoly has also submitted multiple shareholder proposals using these nominal proponents, along with his company Hotel Reservation Center, Inc. and his purported non-profit organization -- "Concerned BankAmerica Shareholders, Inc."

Due to the above, you must withdraw one of the two proposals referenced above (i.e., either the committee proposal or the investment banking firm proposal) from inclusion in the BAC proxy materials and consideration by BAC shareholders at the 1997 annual meeting. As required by the Rule 14a-8(a)(4) you must inform BAC of which proposal you are withdrawing within 14 calendar days after you receive this letter.

****

By requesting the above, BAC does not waive any rights it might have to: (i) request additional information or support; (ii) omit the proposal from [*37] BAC's proxy; or (iii) object in any other appropriate manner to the proposals.

Sincerely,

Cheryl Sorokin

ATTACHMENT 8

December 3, 1996

Mrs. Cheryl Solokin, Corporate Secretary
Bank of America Center
555 California St.
San Francisco, CA 94104

Dear Mrs. Sorokin,

In response to your letter of November 27th 1996:

1. I intend to hold my BAC stock through the 1997 annual meeting.

2. Again you are repeating your ludicrous statement that Aviad Visoly is my alter ego or has control over my stock. It's completely false. You tried to present it last year to the SEC and they didn't buy it either. I presented one proposal for shareholder's recommendations for nominees for the board and that's the only one I submit. I have no authority or control over Mr. Visoly's proposal.

Very truly yours,

Steven Weinstein
20291 NE 30th Avenue
Miami, FL. 33180

KENNETH HENLEY

ATTORNEY AT LAW

TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

January 9, 2003

SENT BY OVERNIGHT MAIL WITH ATTACHMENTS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont de Nemours and Company, Proxy Statement, 2003 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Intention to Omit the Proposal and Supporting Statement

Dear Sir or Madam:

I serve as counsel for the International Brotherhood of DuPont Workers (IBDW) and am writing to you at the request of Carl Goodman, the president of the IBDW. Mr. Goodman has provided me with correspondence dated December 20, 2002, in which Dupont requests that the Securities and Exchange Commission (SEC) not recommend any enforcement action if the proposal submitted on behalf of the IBDW is omitted from Dupont's proxy statement.

The IBDW requested that the following proposal be submitted to the Shareholders:

> "... the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors". (Attachment, pp. 1-2).

DuPont has objected to this Proposal because it believes that it has been substantially implemented and is moot. (Attachment, pp. 3-4).

This same proposal was previously submitted and included in the proxy statement in 1996, 1997 and 2002. (Attachment, pp. 5-10 – the proxy statement for each such year).

In 1996, Dupont filed papers with the SEC seeking to have the proposal omitted from consideration. The Commission rejected Dupont's "substantially implemented" argument. (Attachment, pp. 11-17 are the respective objections from Dupont; Attachment 18-20 is the response from the IBDW; Attachment, pp. 21-22 is the decision of the SEC).

Dupont did not file any objection to the 1997 proposal.

In 2002, Dupont again filed an opinion letter with the SEC seeking to have the proposal omitted from consideration. As it had the first time, the Commission rejected Dupont's "substantially implemented" argument. (Attachment, pp. 23-27 are the respective objections from Dupont; Attachment, pp. 28-34 is the response from the IBDW; Attachment, p. 35 is the decision of the SEC).

Dupont's current "substantial implementation" argument is based upon the assertion that "Dupont has submitted this year's IBDW Proposal to the Board committee which has responsibility for considering nominations of members of the Board, the Corporate Governance Committee."

Dupont's action of "formally submitting" the IBDW proposal to the Board committee hardly constitutes "substantial implementation of the IBDW Proposal.

DuPont's Annual Meeting Proxy Statement discloses that the Company's Corporate Governance Committee ("Committee") will "consider" nominations for Director positions submitted by Shareholders. The Committee presumably submits a report to the Board, which then nominates a slate of candidates.

According to Dupont's opinion letter, the Committee will now have before it the IBDW proposal that the Board consider having a Dupont wage roll employee nominated for election to the Board of Directors.

Of course, with the IBDW proposal having been voted on by shareholders on three occasions in the last seven years, it is fair to assume that the Committee had read the proposal previously. So "formally" providing a copy of the proposal to the Committee is no change at all.

Moreover, the Committee does not itself nominate the slate of candidates. This is done only by the Board itself. So providing the proposal to the Committee does not in any way evidence there having been substantial implementation of the proposal.

In addition, the limited right of shareholders to nominate candidates for election to the Board of Directors, guaranteed by statute and part of Dupont's procedures for many years, including well before even the 1996 proposal, does not render the IBDW proposal as having been substantially implemented.

First, even if a candidate proposed by a shareholder could seek election as a Director after having been rejected by the Committee and/or by the Board, the candidate would have virtually no chance of election. "Independent" candidates do not win elections to corporate boards of directors. Nomination by the Company is tantamount to election.

Second, the Proposal requests a change in Company policy concerning the type of candidates to be considered for nomination as part of the Board's slate. When the same proposal was submitted in the 1996 Proxy Statement, the Directors informed shareholders that because "each director should represent all stockholders, [the Board of Directors] has long been opposed to electing a director to represent a particular point of view or a particular constituency other than stockholders as a whole." (Attachment, p. 6).

This same position was taken by the Directors in its opposition to the proposal in 1997 and 2002. (Attachment, pp. 8, 10).

Thus, DuPont currently will <u>not</u> consider for nomination a candidate identified with a "particular interest" and specifically will <u>not</u> nominate a wage roll employee. Shareholders have a right to consider this philosophy and to so inform management of their feelings in this regard.

It was for precisely these same reasons that the SEC refused to find the 1996 proposal substantially implemented or moot. In this regard, after reviewing Dupont's letter of objection, the SEC concluded that, "the Company does not indicate that it will consider nominating a wage roll employee for election to the Company's board of directors in the future." (Attachment, p. 21).

It bears worth repeating - even if the Committee must consider a Shareholder's nominee, or even it is given a copy of the IBDW proposal, the Company has never stated that it will consider nominating a wage roll employee to be a Director.

The cases cited in Tab B, attached to DuPont's submission, are clearly distinguishable from the instant case. The Disney no action letter (1999 SEC No-Act. LEXIS 1045) declared a similar proposal moot because Disney agreed that its Nominating Committee would consider the proposal to nominate a union representative. In contrast, DuPont has never said that its Committee would consider selecting a wage roll employee who is currently serving a representative of the employees at his or her plant site for inclusion on its slate to the Board. Nor was there any suggestion that Disney had a policy similar to DuPont's of precluding "special interest" candidates.

Similarly, the Bank of America no action letter (1997 SEC No-Act. LEXIS 284) declared moot a proposal that the company "invite" representatives of its ten largest shareholders to submit nominees to the board. The proposal for an invitation did not materially expand upon the shareholders' pre-existing right to submit nominees. More importantly, the company had no policy precluding consideration of shareholder candidates or "special interest" candidates. There was no suggestion that the shareholder proposal was intended to change corporate policy.

In Texaco, Inc. (1991 SEC No-Act. LEXIS 500), the Staff stated that whether a company has substantially implemented a proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." (Attachment, pp. 36-47). See also Lesco, Inc. (2001 SEC No-Act. 428). (Attachment, pp. 48-56). Given the statement issued by DuPont in opposition to the 1996, 1997 and 2002 shareholder proposals, it cannot be said that DuPont's nominating process "compares favorably" with a policy of considering wage roll employees for Director positions.

For all of the above reasons, it is respectfully requested that Dupont be required, as it has on three occasions in the past seven years, to include the submitted proposal of the IBDW.

Please note that I have included six copies of this letter and the attachments thereto. Also, I have forwarded a copy of this letter and the attachments to counsel for Dupont.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

cc: Peter C. Mester, Esq. (Dupont) (with attachments)
Carl Goodman, President (IBDW) (with attachments)

PROPOSAL FOR 2003 PROXY STATEMENT

The International Brotherhood of Dupont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of Dupont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

Resolved: That the stockholders of E.I. Dupont DeNemours & Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a Dupont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors.

Stockholders' Statement

Lets start with the big picture. In April 1998, just three months into Mr. Holliday's tenure as CEO, Dupont stock was at $82 per share. In November 2002, the stock was at $41 per share, a 50% decline. During that same time period, the peer group to which Dupont compares itself remained about even.

Now consider some of the more significant decisions the Board has made during this 4 and 1/2 year period: the sale of Conoco, the purchase of Pioneer Hi Bred; the purchase and then divestment of the pharmaceutical business; the drastic reduction in employment levels (down to about 47,000 employees in the U.S.); and the extraordinary investment in Six Sigma, a program sold to Dupont by consultants.

Most recently, the Board has chosen to pass on dramatic health cost increases to its employees, with monthly premiums doubling over the last two years; for retirees the increase in monthly premiums has been almost catastrophic, going up as much as 180% for 2003.

Now the employees are faced with the planned sale of the fibers business. There are 14,000 employees who work in fibers, many of whom have spent their entire careers establishing this foundation business. This sale will have a dramatic impact on their job security, their pensions and their other benefits.

These decisions come under the general responsibility of the Board of Directors. When the Company is performing well, the Board deservedly gets the credit. Can it fairly be said this Company is performing well? If it isn't, shouldn't consideration be given to consider what changes can be made to improve the Board's performance?

At the present time, there are thirteen members on the Board of Directors, three of whom are Dupont family members. All thirteen members are lacking what this proposal would offer - the experience of a Dupont wage roll employee, someone who has spent years working in a factory, someone who has listened first hand to employees and has learned what motivates them to perform at their highest level.

Employees are more willing to accept change when they believe they are a part of the process for change. Employees become motivated about their work when they believe it is in their interest to be motivated.

Is there not room on the Board for at least one wage roll employee?

This is the fourth time this proposal will be voted on by Dupont shareholders. Isn't it time to ask yourself, as a Dupont stockholder, whether excluding a Dupont wage roll employee from the Board is in the best interest of the Company?

Based on its performance over the last five years, the Board should welcome the addition of a wage roll employee to its ranks.

DuPont Legal

December 20, 2002

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

Re: 2003 Annual Meeting Proxy Statement – Shareholder Proposal

I submit this legal opinion in support of DuPont's position that it may properly omit from its 2003 Annual Meeting Proxy Statement the stockholder proposal (Proposal) and supporting statement of the International Brotherhood of DuPont Workers (IBDW). The Proposal and supporting statement are attached at Tab A. The Proposal requests that:

> "The [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors."

In my opinion, DuPont may properly omit the Proposal under paragraph (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934, because the Proposal has been substantially implemented and is moot.

The resolution included in the Proposal is identical, and the supporting statement is virtually identical, to the ones submitted last year by the same proponent. Citing no-action precedent in circumstances such as DuPont's, where a board committee and procedure was long in place to consider shareholder nominations to the Board, DuPont requested a no-action position from the SEC with respect to last year's proposal. Among other grounds, DuPont believed that the proposal was substantially implemented. The SEC staff, however, denied the request. (For reference, attached at Tab B is my legal opinion in support of last year's no action request and the authorities supporting the substantial implementation argument.) Accordingly, DuPont included last year's proposal in its 2002 Annual Meeting Proxy Statement. That proposal received favorable votes from 3.5% of the votes cast.

This year, DuPont has taken the final step on the road to "substantial implementation". DuPont has submitted this year's IBDW Proposal to the Board committee which has responsibility for considering nominations for members of the Board, the Corporate Governance Committee. As set forth in some detail in my legal opinion from last year (see Tab B), DuPont's Corporate Governance Committee, among other things, considers nominations for the Board submitted by stockholders of record.

Therefore, based on the submission of the Proposal to the Company's Corporate Governance Committee, and the support for exclusion articulated in the no action letters cited in my previous opinion, the Proposal is moot in that it has been substantially implemented. See, for example, The Walt Disney Company (November 25, 1997) (granting no action request on mootness grounds regarding proposal that the Disney Board "give consideration to nominating a union representative for election to the Board" where Disney had a procedure in place for shareholders to submit proposed nominees to a board committee.).

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from the 2003 Annual Meeting Proxy Statement.

Very truly yours,

Peter C. Mester

Peter C. Mester
Corporate Counsel and
Assistant Corporate Secretary

1996 PROXY STATEMENT

A law enacted in California provides that all state pension holdings and state college funds invested in shares must be voted in favor of cumulative voting proposals, showing increasing recognition of the importance of this democratic means of electing directors.

The National Bank Act provides for cumulative voting. Unfortunately, in many cases companies get around it by forming holding companies without cumulative voting. Banking authorities have the right to question the capability of directors to be on banking boards. Unfortunately, in many cases authorities come in after and say the director or directors were not qualified. We were delighted to see that the SEC has finally taken action to prevent bad directors from being on the boards of public companies.

We think cumulative voting is the answer to find new directors for various committees. In addition, some recommendations have been made to carry out the CERES 10 points. The 11th should be, in our opinion, having cumulative voting and ending stagger systems of electing directors.

When Alaska became a state it took away cumulative voting over our objections. The Valdez oil spill might have been prevented if environmental directors were elected through cumulative voting. Also, the huge derivative losses might have been prevented with cumulative voting.

Many successful corporations have cumulative voting. For example, Pennzoil having cumulative voting defeated Texaco in that famous case. Another example is Ingersoll-Rand, which has cumulative voting and won two awards. In FORTUNE magazine it was ranked second in its industry as "America's Most Admired Corporations." and the WALL STREET TRANSCRIPT noted "on almost any criteria used to evaluate management, Ingersoll-Rand excels." Also, in 1994 and 1995 they raised their dividend. In the recent Lockheed-Martin merger they put in that if any one has 40% of the shares, cumulative voting would apply. We believe that DuPont should follow these examples.

If you agree, please mark your proxy for this resolution; otherwise it is automatically cast against it, unless you have marked to abstain.

Position of Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Company's stockholders have had the opportunity to consider and vote on this issue on numerous occasions beginning in 1955. Each time, the stockholders have rejected the proposal by more than 75% of the votes cast.

The Board continues to believe that cumulative voting is not in the best interest of the Company or its stockholders. In the opinion of the Board, cumulative voting would permit a small minority of shares to elect a director for the sole purpose of supporting a particular point of view, without regard to the interests of other parties. A director elected in this manner could not be expected to exercise free judgment and would not represent the stockholders as a whole.

6—STOCKHOLDER PROPOSAL ON CONSIDERING POTENTIAL NOMINEES

Ed Escue, 4253 Samoa Drive, Hermitage, Tennessee, owner of 484 shares of DuPont Common Stock, has given notice that he will introduce the following resolution and statement in support thereof:

RESOLVED: That the stockholders of E.I. du Pont de Nemours and Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site to be nominated for election to the Board of Directors.

5

Stockholder's Statement

Right now the Board is composed of twelve individuals who have the following qualifications and experience:

-executives and retired executives of DuPont;

-executives and retired executives of other major corporations;

-a financial consultant;

-a trustee of an environmental organization;

-the former head of the Environmental Protection Agency;

-the president of the Massachusetts Institute of Technology.

With the sale of stock by Seagram back to DuPont, four Seagram directors resigned from the DuPont Board of Directors. Since that time only one person has been nominated to the Board, this nominee currently serving as an executive with another major corporation.

I believe it would be of great benefit to DuPont for a wage roll DuPont employee who is currently serving as a representative of the workers at his or her site to serve on the Board of Directors.

A wage roll employee who has spent years working in a factory, who as an employee representative has listened first hand to employees, learning what motivates them positively and negatively, would provide the Board with knowledge and insight that is not now present on the Board.

Moreover, such an addition to the Board would be viewed by the wage roll employees, who comprise the vast majority of the DuPont workforce, as a sincere effort by DuPont to recognize and understand their concerns. This is particularly important at a time when there have been so many reductions in the number of employees and a resulting increase in each employee's work load and responsibility.

Chairman Woolard has credited the employees as being the key factor in the outstanding financial performance of DuPont. He has stated that, in order for the Company to move to the next level, the Company must enable employees to become energized about the role they see for themselves.

For the employees to become so energized, for the Company to reach the next level of performance, it is necessary that the wage roll employees' voice be present at the highest decision making level of the Company, on the Board of Directors.

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Board of Directors believes that each director should represent all shareholders and has long been opposed to electing a director to represent a particular point of view or particular constituency other than shareholders as a whole.

It is important to the Board that its members possess a breadth of experience, insight and knowledge to exercise independent judgment in carrying out its responsibilities for broad corporate policy and the overall performance of the Company. When it reviews potential nominees to recommend to the Board, the nominating committee considers a wide range of criteria, which will vary over time depending on the needs of the Board. For example, in recent years, the Board's composition has broadened to include members with global business perspectives and strong marketing experience.

In the Board's view, the interests of shareholders as a whole are best served when the nominating committee and the Board are able to exercise discretion to consider potential qualified nominees who will bring broad experience, skills and perspectives to bear on the Company's efforts to achieve continued business success and increase shareholder value.

OTHER MATTERS

The Board of Directors knows of no other proposals to be presented for consideration at the meeting but, if other matters do properly come before the meeting, the persons named in the proxy will vote your shares according to their best judgment.

6

1997 PROXY STATEMENT

Position of Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Company's stockholders have had the opportunity to consider and vote on this issue on numerous occasions beginning in 1955. Each time, the stockholders have rejected the proposal, most recently in 1996 when the same resolution was rejected by more than 82% of the votes cast.

The Board continues to believe that cumulative voting is not in the best interest of the Company or its stockholders. In the opinion of the Board, cumulative voting would permit a small minority of shares to elect a director for the sole purpose of supporting a particular point of view, without regard to the interests of other parties. A director elected in this manner could not be expected to exercise free judgment and would not represent the stockholders as a whole.

7—STOCKHOLDER PROPOSAL ON CONSIDERING POTENTIAL NOMINEES

The International Brotherhood of DuPont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 30 shares of DuPont Common Stock, and Ed Escue, 4253 Samoa Drive, Hermitage, Tennessee, owner of 524 shares of DuPont Common Stock, have given notice that they will introduce the following resolution and statement in support thereof:

RESOLVED: That the stockholders of E.I. du Pont de Nemours and Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site to be nominated for election to the Board of Directors.

Stockholders' Statement

Right now the Board is composed of thirteen individuals who have the following qualifications and experience:

-executives and retired executives of DuPont;

-executives and retired executives of other major corporations;

-a financial consultant;

-a trustee of an environmental organization;

-the former head of the Environmental Protection Agency;

-the president of the Massachusetts Institute of Technology.

With the sale of stock by Seagram back to DuPont, four Seagram directors resigned from the DuPont Board of Directors. Since that time, two people have been nominated to the Board, each of whom serves as an executive with another major corporation.

I believe it would be of great benefit to DuPont for a wage roll DuPont employee who is currently serving as a representative of the workers at his or her site to serve on the Board of Directors.

A wage roll employee who has spent years working in a factory, who as an employee representative has listened first hand to employees, learning what motivates them positively and negatively, would provide the Board with knowledge and insight that is not now present on the Board.

7

Moreover, such an addition to the Board would be viewed by the wage roll employees, who comprise the vast majority of the DuPont workforce and the largest single "block" of DuPont stockholders, as a sincere effort by DuPont to recognize and understand their concerns. This is particularly important at a time when there have been so many reductions in the number of employees and a resulting increase in each employee's work load and responsibility.

Chairman Woolard has credited the employees as being the key factor in the outstanding financial performance of DuPont. He has stated that, in order for the Company to move to the next level, the Company must enable employees to become energized about the role they see for themselves.

For the employees to become so energized, for the Company to reach the next level of performance, it is necessary that the wage roll employees' voice be present at the highest decision making level of the Company, on the Board of Directors.

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Board of Directors believes that each director should represent all stockholders and has long been opposed to electing a director to represent a particular point of view or particular constituency other than stockholders as a whole.

It is important to the Board that its members possess a breadth of experience, insight and knowledge to exercise independent judgment in carrying out its responsibilities for broad corporate policy and the overall performance of the Company. When it reviews potential nominees to recommend to the Board, the nominating committee considers a wide range of criteria, which will vary over time depending on the needs of the Board. For example, in recent years, the Board's composition has broadened to include members with global business perspectives and strong marketing experience.

In the Board's view, the interests of stockholders as a whole are best served when the nominating committee and the Board are able to exercise discretion to consider potential qualified nominees who will bring broad experience, skills and perspectives to bear on the Company's efforts to achieve continued business success and increase stockholder value.

OTHER MATTERS

The Board of Directors knows of no other proposals to be presented for consideration at the meeting but, if other matters do properly come before the meeting, the persons named in the proxy will vote your shares according to their best judgment.

8

2002 PROXY STATEMENT

– STOCKHOLDER PROPOSAL ON CONSIDERING POTENTIAL NOMINEES

The International Brotherhood of DuPont Workers, P.O. Box 16333, Louisville, Kentucky, owner of 60 shares of DuPont Common Stock, has given notice that it will introduce the following resolution and statement in support thereof:

RESOLVED: That the stockholders of E. I. du Pont de Nemours and Company, assembled in annual meeting in person and by proxy, hereby request that the Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors.

Stockholder's Statement

During Mr. Holliday's tenure as CEO, DuPont stock has gone from about $60 per share when he took over in February 1998 to about $40 per share in October 2001, a 50% decline. During that same time, the S&P 500 has declined about 15% and the peer group to which DuPont compares itself has remained about even.

A factor in the poor performance of the stock are significant and controversial decisions made by Mr. Holliday and the Board. These decisions include the sale of Conoco, the purchase of Pioneer Hi Bred, and the divestment of the pharmaceutical business. Other major decisions have included the closure and reduction in size of numerous manufacturing facilities, the investment of significant capital and manpower in employment programs such as "Six Sigma", and the handling of the health insurance cost issue – with 50% of all increases in cost being paid for by the employees.

These decisions come under the general responsibility of the Board of Directors. When the Company is performing well, the Board gets the credit. When the Company is not performing well, isn't it worthwhile to consider what changes can be made to improve the Board's performance?

At the present, the Board is made up of individuals who, generally speaking, serve as high-ranking corporate officers for other companies. What they are all lacking, however, is what this proposal would offer – the experience of a DuPont wage roll employee, someone who has spent years working in a factory, someone who has listened first hand to employees and has learned what motivates them to perform at their highest level.

This proposal was last voted on and rejected by DuPont stockholders back in April 1997. At that time, however, DuPont stock was performing well, approximately in tandem with the S&P 500 and the peer companies with which DuPont compares itself. That is no longer the case.

There is no reason for the Board to be disturbed by the prospect of adding to the Board a wage roll employee who serves as a representative of the employees at his or her plant site. Based on the performance of the Board over the last four years, it should welcome such an addition to its ranks.

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Board of Directors believes that each director should represent all shareholders, and has long been opposed to electing a director to represent a particular point of view or constituency.

It is important to the Board that its members possess a breadth of experience, insight and knowledge to exercise independent judgment in carrying out its responsibilities for broad corporate policy and the overall performance of the Company. When it reviews potential nominees to recommend to the Board, the Corporate Governance Committee considers a wide range of criteria, which vary over time depending on the needs of the Board. For example, the Board's composition has broadened to include members with global business perspectives and strong experience in marketing and technology.

In the Board's view, the interests of shareholders are best served when the Corporate Governance Committee and the Board are able to exercise discretion to consider potential qualified nominees who will bring broad experience, skills and perspectives to bear on the Company's efforts to achieve value for all shareholders.

LC-4878 REV. 9/89

DU PONT

LEGAL
Wilmington, Delaware 19898

December 22, 1995

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

1996 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 1996 Annual Meeting Proxy Statement the shareholder proposal and supporting statement ("Proposal") submitted by Ed Escue ("Proponent"). The Proposal is attached at Tab A. The Proposal requests that

> "the Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site to be nominated for election to the Board of Directors." (emphasis added)

In my opinion, the Proposal may be omitted from the Proxy Statement for DuPont's 1996 Annual Meeting pursuant to paragraphs (c)(10), (c)(3) and (c)(8) because the Proposal is moot; is false and misleading; and relates to an election to office.

BACKGROUND

At the Company's 1995 Annual Meeting, held April 26, 1995, at the DuPont facilities in Wilmington, Delaware, Kenneth Henley, General Counsel of the International Brotherhood of DuPont Workers ("IBDW"), addressed the meeting on behalf of the IBDW. The essence of Mr. Henley's speech was a request for the Board to consider a wage roll employee, union representative of DuPont employees as a nominee to the Board. The Chairman of the Board responded that the nominating committee would consider Mr. Henley's comments. An excerpt from the 1995 Annual Meeting transcript (pages 23-25) is attached at Tab B.

All members of the Board of Directors at that time, including all directors who serve as members of the Board committee responsible for recommending to the Board nominees for election as directors, were present during Mr. Henley's statement at the 1995 Annual Meeting. Thus, Board members have heard the same request, virtually verbatim, expressed by Mr. Henley in person several months prior to the time Proponent submitted the Proposal.

Following the Annual Meeting, Mr. Henley wrote to the Chairman of the Company's Board of Directors reiterating the request he expressed at the Annual Meeting for Board consideration of a wage roll, union representative as a member of the Board and attached the text of his speech from the Annual Meeting. Mr. Henley's letter and the Company's response are attached at Tab C. In its response the Company stated that "all members of the Board committee responsible for recommending to the Board nominees...had the opportunity to hear firsthand your reasons for suggesting the election of a representative of employees."

Mr. Henley is the General Counsel for the affiliation of local unions which represent certain DuPont employees at several of its manufacturing facilities. That affiliation of local unions is known as the International Brotherhood of DuPont Workers. Proponent is President of the IBDW affiliate at DuPont's "Old Hickory" facility in Nashville, Tennessee, and Proponent is employed by DuPont at that site. Proponent has been a DuPont employee over 30 years and has been active in the IBDW local union at Old Hickory for many years, serving in various capacities such as Vice President and President of the IBDW affiliate.

DISCUSSION

For the reasons discussed below, DuPont may omit the Proposal from its 1996 Annual Meeting Proxy Statement because it is moot; is false and misleading; and relates to an election to office. Supporting authorities cited herein are attached at Tab D.

1. <u>The Proposal is Moot--Rule 14a-8(c)(10)</u>

Under Rule 14a-8(c)(10), a proposal may be omitted if it "has been rendered moot." This provision of Rule 14a-8 has been interpreted to permit the omission of proposals that have been substantially implemented by the issuer." (Exchange Act Release No. 2009 at paragraph II.E.6., August 16, 1983).

The Company's Board of Directors initially heard the request for consideration of a wage roll, union representative nominee to the Board at the 1995 Annual Meeting in a speech made by the IBDW's General Counsel on behalf of the IBDW. Such request was heard in person by all the directors who comprise the Board committee which makes recommendations to the Board on nominees for election as directors. Not only was the request the same, but Mr. Henley's statement is virtually incorporated verbatim in Proponent's supporting statement in the Proposal.

At the Annual Meeting the Chairman responded that "our nominating committee will consider that....we are constantly looking for the best balance of directors wherever they may be, and whether this individual has been in a union or worked in a plant is a consideration....certainly our nominating committee will consider your comments."

Subsequent to hearing Mr. Henley's comments at the Annual Meeting, and having had the direct benefit of these comments, the nominating committee has met to consider the matter of potential candidates for nominees for election as directors. In fact, the nominating committee recommended a nominee who has been considered and approved by the Board--Lois D. Juliber of Colgate-Palmolive Company was elected to the Board effective October 25, 1995.

The Board, and more specifically the nominating committee, had received (via Mr. Henley's statement) a request for consideration of a nominee in substance identical to the request for consideration set forth in the Proposal. The nominating committee has in fact made a recommendation and the Board has considered and acted to elect a director. All such actions were taken with the knowledge and benefit of the request to consider a wage roll, union representative, as the Proposal again requested--repeating Mr. Henley's request. For these reasons, the Proposal has been substantially implemented by DuPont and, therefore, may be omitted under Rule 14a-8(c)(10).

2. The Proposal is False and Misleading--Rule 14a-8(c)(3)

To the extent that the Proposal is not moot under the foregoing analysis, it fails to meet the requirements of Rule 14a-8(c)(3) in that it "is contrary to the proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Staff has long recognized that vague and indefinite shareholder resolutions may be misleading and may, therefore, be omitted from proxy materials. U.S. Industries, Inc. (available February 17, 1983), involving a proposal to convene a board committee to recommend actions to raise the Company's market value, which was determined to be inherently vague and indefinite.

In considering the omission of ambiguous stockholder proposals, the Staff has not recommended enforcement action to the Commission when "the action specified by the proposal is so inherently vague and indefinite that shareholders voting upon the proposal would not be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposal were implemented." U.S. Industries, Inc., *supra*. Such is the problem with this Proposal.

If the Proposal is not "moot" for the reasons discussed above, then it must be so inherently vague as to preclude implementation. For example, in view of the history of actions described above to support the Company's position that the Proposal is moot, what further actions would be indicated to constitute the Board's "consideration" as requested in the Proposal. As submitted, shareholders will not have any idea what they are voting upon or what new actions or new measures will be taken in the event the Proposal were to be implemented.

Further, the Proposal is false and misleading because it ignores the identical request made by Mr. Henley on behalf of the IBDW and, thereby, implies there has been no such prior request or opportunity for Board/nominating committee consideration of such request.

For these reasons, the Proposal may be excluded from the 1996 Annual Meeting Proxy Statement pursuant to paragraph (c)(3) of Rule 14a-8.

3. The Proposal Relates to an Election to Office--Rule 14a-8(c)(8)

To the extent that the Proposal is not moot under the foregoing analysis, it fails to meet the requirements of Rule 14a-8(c)(8) because it "relates to an election to office." If the Proposal is not considered moot or false and misleading, then the Proposal could presumably be construed as requesting the Company to nominate a wage roll, union representative for election to its Board of Directors.

The Staff has consistently held that proposals which require that certain groups be represented on the Board of Directors are excludable as relating to an election to office under Rule 14a-8(c)(8) and contravene the purpose of Rule 14a(c)(8) to make clear, with respect to corporate elections, that Rule 14a-8 is "not the proper means for conducting campaigns." American Telephone and Telegraph Company (available January 11, 1991).

In American Telephone and Telegraph, the proposal requested AT&T to nominate for election to its board the presidents of the unions representing AT&T employees or, alternatively, "two national union officials representing AT&T employees." The Staff concluded in a situation analogous to this Proposal that the requirement that a person from a "specified group" be included in the slate of nominees relates to the election of those persons and contravenes Rule 14a-8(c)(8).

* * * * * *

For the foregoing reasons it is my opinion that, pursuant to paragraphs (c)(10), (c)(3) and (c)(8) of Rule 14a-8, DuPont may properly exclude the Proposal from its 1996 Annual Meeting Proxy Statement.

Very truly yours,

Louise B. Lancaster
Corporate Counsel

Attachments

VP-10212 REV. 12/89

DU PONT

WILMINGTON, DELAWARE 19898

SECRETARY'S OFFICE

January 22, 1996

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

ATTENTION: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3, Room 3028

Ladies and Gentlemen:

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT - 1996 ANNUAL MEETING

This letter supplements the legal opinion in DuPont's letter dated December 22, 1995 (attached at Exhibit A, without exhibits), requesting the Staff to take a no-action position with respect to the Proposal (attached at Exhibit B) submitted by Proponent, Ed Escue, requesting the Company to give consideration to having a wage roll employee nominee to the Board of Directors; and responds to Proponent's undated letter which the company received January 9, 1996 (Letter, attached at Exhibit C).

Proponent's Letter replies to the mootness, vagueness and election to office criteria raised in DuPont's opinion letter as bases for excluding the Proposal under Rule 14a-8(c)(10), (c)(3) and (c)(8), respectively. It is my opinion that, for the reasons described below, Proponent's Letter confirms that the Proposal is moot, vague, and relates to election to office and, therefore, may be omitted from the Company's Proxy Statement.

Mootness -- Proponent's Letter substantiates the Company's position that the Proposal is moot within the meaning of Rule 14a-8(c)(10). Proponent does not deny that, in substance, the Proposal is comparable to the statement made in person at the Company's 1995 Annual Meeting for shareholders in that the Proposal requests the nominating committee give consideration to having a wage roll employee as a nominee to the Board of Directors. Nor does Proponent deny that the nominating committee in fact heard and took into consideration the request. Proponent simply rejects the

Company's response and asserts that there be an opportunity for shareholders to vote on the same matter, i.e., whether there should be a request for the Company to give such consideration.

Proponent's Letter captures the essential basis for Rule 14a-8(c)(10): if a registrant has already taken in essence the action requested by a shareholder's proposal (in this instance, a request to give consideration to having a wage roll employee nominee), the Proposal is treated as substantially implemented -- moot -- and, therefore, may be omitted from the Company's Proxy Statement. In this case, the stockholder vote on whether or not to give such consideration is unnecessary because the Proposal has already been "substantially implemented."

It was helpful for Proponent to refer to E. I. du Pont de Nemours and Company (available February 20, 1990) on the question of mootness because the proposal and the Company's position in that letter was similar in certain key respects. The Staff concluded that the proposal was moot and had been substantially implemented, even though a board level committee was not in place, because another committee had comparable areas of responsibility to those requested by the proposal. Therefore, it was unnecessary for shareholders to vote on the matter in order to achieve the result requested by the Proposal. In the situation at hand, it would similarly be unnecessary for shareholders to vote to achieve the objective of the Proposal.

In another important respect the Proposal may be treated as moot. On numerous occasions since 1955, the Company's Board of Directors have had occasion to consider a stockholder proposal on cumulative voting which has been included in the Company's Annual Meeting Proxy Statement for consideration by shareholders. In particular, every year since 1989 the Board has concluded, in taking its position against such a proposal that a director elected for the sole purpose of supporting a particular point of view, without regard to other interests, "could not be expected to exercise free judgment and would not represent the stockholders as a whole." Moreover, on each occasion, shareholders have had an opportunity to vote on such proposal and have overwhelmingly expressed their support of the Board of Directors' position. To the extent there are parallels between the Proposal and a proposal which could encourage single interest directors, there has been repeated consideration by shareholders.

Vagueness -- Further, Proponent's Letter illustrates the vagueness of the Proposal, within the meaning of Rule 14a-8(c)(3). What constitutes "consideration" is susceptible to different meanings. The Proposal is properly a request (and not an improper directive) to give consideration to having a wage roll employee as a nominee. To request "consideration" be given does not require consideration of a specific individual, as Proponent suggests in the Letter. Proponent asserts in his Letter that the Proposal would require the Board to "review the qualifications of appropriate wage roll employees." A different interpretation is that the threshold "consideration" to be given is much more fundamental. For example, initial consideration would be given as to is much more fundamental. For example, initial consideration would be given as to whether individuals with certain types of leadership experience would be additive to a board without reaching the next level of considering specific individuals with such experience. Thus, the Proposal is ambiguous and the meaning of the Proposal is unclear. Shareholders voting on the Proposal "would not be able to determine with any level of certainty exactly what action or measures would be taken," a standard set forth by the Staff in U.S. Industries, Inc. (available February 17, 1983).

Election to Office -- Regarding Rule 14a-8(c)(8) relating to election to office, Proponent's Letter clarifies that the Proposal does not "require" a wage roll union representative to be a nominee. However, the Proposal is comparable to the proposal in American Telephone and Telegraph (available January 11, 1991) which simply requested, and did not require or direct, such a wage roll nominee. Accordingly, to the extent that the Proposal is neither moot nor vague and could be construed as a request for a wage roll, union representative nominee, American Telephone and Telegraph remains applicable as a basis for excluding the Proposal pursuant to Rule 14a-8(c)(8).

* * * * *

For the foregoing reasons, I reiterate my opinion of December 22, 1995, that the Proposal is moot and/or vague and/or relates to an election to office and, therefore, may properly be omitted from the Company's 1996 Annual Meeting Proxy Statement pursuant to paragraphs (c)(10), (c)(3) and (c)(8) of Rule 14a-8.

Very truly yours,

Louise B. Lancaster
Corporate Secretary
and Corporate Counsel

cc: Ed Escue
4253 Samoa Drive
Hermitage, TN 37076

9601158.DOC

From: OHEC-ED-ESCUE FAX: 1-615-885-6201 Jan-28-96 Sun 21:29 PAGE: 04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street,N.W.
Washington,DC 20549

Attention: Office of Chief Counsel
Division of Corporation Finance
Mail Stop 3-3 Room 3028

Re: E.I.Dupont DeNemours and Company
Proxy Statement of Ed Escue for 1996 Annual Meeting
Response of Ed Escue

Dear Sir or Madam;

I have recieved correspondence dated December 22, 1995 from Dupont which requested that the Securities and Exchange Commission not recommend any enforcement action if the proposal I submitted was omitted from Dupont's proxy statement.

In setting forth its reasons for omitting the proposal, Dupont asserts that the proposal is moot, is false and misleading, and relates to an election of office.

In support of its position that the proposal is moot, Dupont asserts that at the 1995 Annual Meeting a request was made by the IBDW General Counsel that a union representative be appointed to fill one of the vacant seats on the Board of Directors. Dupont asserts that this request, which it deems essentially the same as the proposal I made, was considered by the nominating committee. Dupont concludes that as a result, it "substantially implemented" my proposal and for such reason the the proposal is moot.

Dupont's response to the IBDW General Counsel, which is set forth in Ms. Lancaster's letter of July 21, 1995 attached to Dupont's correspondence at tab C, set forth the opinion of the Board of Directors that it is opposed to electing a director who is a union representative because such a person would represent a particular point of view: s/he would not represent the stockholders as a whole.

My proposal, unlike the request made by the IBDW General Counsel, would require a vote of the stockholders. By doing so, the Board would receive a quantifiable expression of the degree to which the stockholders believe consideration should be given to having on the Board a wage roll employee.

representative. By not having put this issue before the stockholders, the Board has, on its own, without the benefit of learning the views of its stockholders, decided that no consideration should be given to having a wage roll employee representative on the Board.

It is misleading in the extreme for Dupont to argue that it has "substantially implemented" my proposal when it has decided not to give ant consideration to having a wage roll employee representative serve on the Board. Compare: Going Public and the Public Corporation by Harold S. Bloomenthal. Clark Boardman Callaghan, Volume 1B 11-246,citing E.i. Dupont Denemours. No-Action letter from SEC, 1990 SEC No-Act LEXIS 260 (Feb 12,1990) (proposal for a committee to establish corporate environmental and occupational safety and health policy along with monitoring compliance with related laws and regulations excluded under (c)(10) because registrant had such a committee with a similar charter). For such reason , my proposal is in no way "moot".

Dupont argues that the proposal is false and misleading, asserting that requiring the Board to give consideration to having a wage roll employee representative serve on the Board is so vague and indefinite that stockholders would not know with reasonable certainty what action would be taken in the event the proposal was implemented. As a stockholder I am personally insulted by this position which questions the intelligents of its stockholders.

On the contrary, while the proposal does not require the appointment of a wage roll employee representative to the Board, it would, if passed, require the Board to review the qualifications of appropriate wage roll employees with an eye toward appointment to the Board. To date, no such review has been made. Failure to so appoint such a wage roll employee to the Board would result in the Board having to explain its actions to the stockholders. Accordingly, the case cited by Dupont, U.S. Shoe Industries, Inc. is inappropriate.

Dupont's final argument that the proposal should be excluded is that the proposal relates to an election to office. In this regard, Dupont argues that the proposal could be construed as a "requesting" that the Company nominate a wage roll employee representative to the Board.

Dupont cites American Telephone and Telegraph for the proposition that a "requirement" that a person from a specified group be included in the slate of nominees to the Board violates Rule 14a-8 (c)(8).

In contrast with the proposal in American Telephone and Telegraph. my proposal in no way "requires" a wage roll employee representative to be included in the slate of nominees to the Board. The wording of the proposal is very specific, that the Board "give consideration" to having a Dupont wage roll employee.... nominated for election to the Board of Directors". To "give consideration" to such a nomination is very different from "requiring" such. nomination.

It is important to remember that "shareholders proposals serve as a vehicle for the expression of shareholder sentiment." Going Public and the Public Corporation, supra, 11-121, citing "Staff Advises Shareholders Proposals on Pay Includable in Proxy Materials", 24 Sec. Reg. & Rep. (BNA) 223 (Feb. 21.1992). Exclusion of my proposal will result in shareholders being denied the opportunity to provide such an expression of their sentiment regarding this very important matter.

For all the above reasons, it is my position that my proposal should be included in Dupont's proxy statement and, if it is not so included, then the SEC should take appropriate enforcement action.

Should you have any questions or require additional information regarding this matter, please do not hesitate to contact me at the address and phone numbers set forth below.

Very truly yours,

Ed Escue *Ed Escue*
4253 Samoa Drive
Hermitage, TN. 37076
615-883-4200 (Home)
615-847-6179 (Work)

cc: Louise Lancaster, Secretary
E.I. Dupont Denemours and Company
Wilmington, DE 19898

20

January 16, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
<u>DIVISION OF CORPORATION FINANCE</u>

Re: E. I. du Pont de Nemours and Company (the "Company")
Incoming letter dated December 22, 1995

The proposal requests that the board of directors consider nominating a wage roll employee for election to the Company's board of directors.

The Division is unable to concur in your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. A proposal may be considered moot where the registrant has "substantially implemented" the action requested. Securities Exchange Act Release 34-20091 (Aug. 16, 1983). In this regard, we note that the Company does not indicate that it will consider nominating a wage roll employee for election to the Company's board of directors in the future. Accordingly, we do not believe that rule 14a-8(c)(10) may be relied upon as a basis to omit the proposal from the Company's proxy materials.

The Division is unable to concur in your view that the proposal and supporting statement are false and misleading within the meaning of rule 14a-9. Accordingly, we are unable to concur in your view that the proposal may be omitted from the Company's proxy materials in reliance on rule 14a-8(c)(3).

The Division is unable to conclude in your view that the proposal may be excluded under rule 14a-8(c)(8). The Division is of the view that the proposal relates to the qualifications of directors and procedures for their election. Accordingly, the staff does not believe that the Company may rely on rule 14a-8(c)(8) as a basis upon which to exclude the proposal.

Sincerely,

Stephanie D. Marks
Attorney Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 1996

Louis B. Lancaster
Secretary
E. I. du Pont de Nemours and Company
Wilmington, Delaware 19898

Re: E.I. du Pont de Nemours and Company, available January 16, 1996

Dear Ms. Lancaster:

This is in response to your letter of January 22, 1996 concerning a shareholder proposal submitted to you by Mr. Ed Escue. On January 16, 1996, we issued our response expressing our informal view that the proposal may be not excluded from E. I. du Pont de Nemours and Company's proxy materials. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Vincent W. Mathis
Special Counsel

cc: Mr. Ed Escue
4253 Samoa Drive
Hermitage, Tennessee 37076

22

December 28, 2001

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

2002 Annual Meeting Proxy Statement—
Shareholder Proposal

I am Corporate Counsel for E. I. du Pont de Nemours and Company. I submit this opinion in support of DuPont's position that it may properly omit from its 2002 Annual Meeting Proxy Statement the shareholder proposal (Proposal) and supporting statement of the International Brotherhood of DuPont Workers (IBDW). The Proposal is attached at Tab A. The Proposal requests that

> "the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors."

In my opinion, DuPont may properly omit the Proposal under paragraphs (i)(10), (i) (8) and (i) (3) of Rule 14a-8, and Rule 14a-9 under the Securities Exchange Act of 1934, because (1) the Proposal has been substantially implemented and is moot, (2) relates to an election on DuPont's Board of Directors and (3) is materially false and misleading.

DuPont May Properly Omit the
Proposal Because it has Been Substantially
Implemented And is Moot

DuPont may exclude the Proposal under Rule 14a-8 (i) (10) because DuPont currently has procedures to permit shareholders to obtain board consideration of potential nominees. DuPont has had a long-standing procedure for shareholders to submit nominees to a board committee. This procedure has been continuously described in the Company's Annual Meeting Proxy Statement since the late 1970's. Under this procedure, the Corporate Governance Committee of the Board recommends nominees to the full Board for election as directors at the Annual Meeting. That committee also considers nominations submitted by stockholders of record and received by the Secretary of the Company by the first Monday in December. This process has been described in DuPont's Annual Meeting Proxy Statement as follows:

> The Corporate Governance Committee recommends nominees to the Board of Directors for election as directors at the annual meeting. The committee will consider nominations submitted by shareholders of record and received by the Secretary of the Company by the first Monday in December. Nominations

> must include a statement by the nominee indicating a willingness to serve if elected and disclosing principal occupations or employment for the past five years.

DuPont 2001 Annual Meeting Proxy Statement at p. 2.

– Under parallel circumstances, the SEC Staff has permitted the exclusion of proposals on mootness or substantial implementation grounds, and should do so here. See The Walt Disney Company (November 25, 1997) (granting no action request on mootness grounds regarding proposal that the Disney board "give consideration to nominating a union representative for election to the Board", where Disney had a procedure in place for shareholders to submit proposed nominees to a board committee). See also Bank of America (February 10, 1997) (similar situation and result). Each of the no action letters cited is attached within Tab B.

DuPont May Properly Omit the Proposal Because it Relates to an Election for Membership on DuPont's Board of Directors

Rule 14a-8 (i) (8) allows an issuer to omit a shareholder proposal from its proxy statement if that proposal "relates to an election for membership on the company's board of directors or analogous governing body." See Baldor Electric Company (March 10, 2000) (SEC Staff agrees that a shareholder proposal for election to company's board may be omitted from proxy statement, particularly because procedures are in place and not in question to request nomination to the board). The IBDW Proposal, plainly and simply, relates to an election on DuPont's Board of Directors. It is excludable under Rule 14a-8 (i) (8).

DuPont May Properly Omit the Proposal Because It is Materially False and Misleading

A company may omit a shareholder proposal under Rule 14a-8 (i) (3) where it is materially false and misleading so as to violate Rule 14a-9. The Proposal and supporting statement are materially false and misleading for at least two reasons. First, they omit to describe the Company's long-established shareholder nominating process as set forth above, and therefore, at the least, falsely imply that DuPont's Board of Directors has not addressed this issue, when, in fact, it did so long ago. See Bank of America (February 10, 1997). The Proposal and suporting statement ignore DuPont's shareholder nominating process and would do so while seeking to bootstrap into the Company's proxy statement inflammatory remarks about DuPont's stock performance.

In addition, the Proposal's supporting statement claims that from February 1998 to October 2001, the DuPont stock price has declined from about $60 per share to about $40 per share, which supposedly is a "50%" decline. That is an incorrect percentage calculation by nearly 20%, and accordingly is materially false and misleading.

Therefore, DuPont may exclude the proposal under Rule 14a-8(i) (3) and Rule 14a-9.

For the foregoing reasons, it is my opinion that DuPont may properly exclude the Proposal from its 2002 Annual Meeting Proxy Statement.

Very truly yours,

Peter C. Mester

Peter C. Mester

Attachments

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 22, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402-Room 4012

RE: E. I. du Pont de Nemours and Company
Proxy Statement—2002 Annual Meeting
IBDW Shareholder Proposal

Ladies and Gentlemen:

Reference is made to the January 9, 2002 letter of Kenneth Henley on behalf of the International Brotherhood of DuPont Workers (IBDW) objecting to DuPont's request for no action regarding the exclusion from its 2002 Annual Meeting Proxy Statement of the IBDW's proposal (Proposal) that

> "the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plan site, to be nominated for election to the Board of Directors."

DuPont attorney Peter Mester's December 28, 2001 legal opinion in support of DuPont's no action request addressed three areas: mootness and substantial implementation, relation to an election for DuPont Board membership and materially false and misleading statements and omissions.

Without specifically addressing each contention made in Mr. Henley's January 9 letter in response to Mr. Mester's three arguments, I must reaffirm DuPont's position that the Proposal may be excluded solely on the basis that it has been substantially implemented and is moot. It is an undisputed fact that DuPont has had a long-standing and unambiguous procedure under which any shareholder may submit nominees for consideration as candidates for the Board of Directors. Since the late 1970's, the procedure has been described clearly each year in the Company's Annual Meeting Proxy Statement. DuPont may therefore exclude the Proposal pursuant to Rule 14a-8(i)(10)

The SEC staff granted no action relief to The Walt Disney Company in connection with a nearly identical shareholder proposal stating "the staff notes in particular the Company's representation that current procedures permit a shareholder to obtain board consideration of a potential nominee." *The Walt Disney Company (November 25, 1997);* see also *Bank of America (February 10, 1997).* Copies of both no action letters were appended to Mr. Mester's December 28 correspondence. The same rationale is applicable in the instant case.

For the reason noted above, as well as for the reasons set forth in Mr. Mester's December 28 correspondence, the SEC staff should grant DuPont's no action request.

Very truly yours,

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

cc: Kenneth Henley, Esq.
Peter Mester, Esq.

KENNETH HENLEY

ATTORNEY AT LAW

TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

January 9, 2002

SENT BY OVERNIGHT MAIL WITH ATTACHMENTS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont de Nemours and Company, Proxy Statement, 2002 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Intention to Omit the Proposal and Supporting Statement

Dear Sir or Madam:

I serve as counsel for the International Brotherhood of DuPont Workers (IBDW) and am writing to you at the request of Carl Goodman, the president of the IBDW. Mr. Goodman has provided me with correspondence dated December 28, 2001, in which Dupont requests that the Securities and Exchange Commission (SEC) not recommend any enforcement action if the proposal submitted on behalf of the IBDW is omitted from Dupont's proxy statement.

The IBDW requested that the following proposal be submitted to the Shareholders:

> "... the [DuPont] Board of Directors give consideration to having a DuPont wage roll employee who is currently serving as a representative of the employees at his or her plant site, to be nominated for election to the Board of Directors". (Attachment, pp. 1-2).

DuPont has objected to this Proposal (1) because it has been substantially implemented and is moot; (2) because it relates to an election to the Board of Directors; and (3) because it is materially false and misleading.

Prior to addressing each issue raised by Dupont, it is alleged that Dupont filed its objections in an untimely manner. Dupont is required to file its objections with the Commission not later than eighty days prior to the date the definitive proxy statement and form of proxy are filed with the Commission or such shorter period as the staff may permit. Rule 14a-8(d) under the Securities and Exchange Act of 1934. The objections are dated December 28, 2001; the letter, without attachments, was faxed to the proponent on that date; the letter with attachments was received by the proponent by mail on January 3, 2002. The filing deadline appears to be March 18, 2002. As a result, Dupont failed to file its objections within the required 80 day time period.

In the event the SEC rejects this claim of untimeliness, the proponent hereby will address each objection in turn.

As a preliminary matter, while not discussed by Dupont in its objections, it is important to note that precisely this same proposal, with a slightly different supporting statement, was first submitted by Ed Escue, a member of the International Brotherhood of Dupont Workers, in November 1995. (Attachment, pp. 3-5).

Dupont filed objections with the SEC over the inclusion of this proposal on December 22, 1995. These objections were on the same grounds as Dupont is advancing in the instant case – mootness, relating to an election, and false and misleading. (Attachment, pp. 6-17).

Dupont's objections were responded to by Mr. Escue in a letter that was received by the SEC on January 5, 1996. (Attachment, pp. 18-20).

Martin Dunn, Chief Counsel of the SEC, responded to the objections of Dupont by letter dated January 16, 1996, including a response signed by Stephanie Marks, Attorney Advisor – Dupont's objections were rejected in their entirety. (Attachment, pp. 21-23).

Dupont filed a request for reconsideration with the SEC by letter dated January 22, 1996, citing additional arguments under the "mootness" and "election to office" headings. (Attachment, pp. 24-26).

The SEC, in a letter dated January 29, 1996 and signed by Vincent W. Mathis, Special Counsel, rejected Dupont arguments, stating that it found "no basis to reconsider" its position. (Attachment, p. 27).

By letter dated February 16, 1996, Dupont agreed to include the proposal in its April 1996 proxy statement. (Attachment, p. 28).

The same proposal that was included in the 1996 proxy was submitted by the IBDW and Mr. Escue in November 1996 for inclusion the 1997 proxy statement. It was included without objection. (Attachment, pp. 29-32).

Having received a sufficient number of votes in the 1997 election, the IBDW determined that it would submit the same proposal for inclusion in the 2002 proxy statement. It is this same proposal that is once again being objected to by Dupont. (Attachment, pp. 33-35).

The Proposal Has Not Been Substantially Implemented and is Not Moot

DuPont's Annual Meeting Proxy Statement discloses that the Company's Corporate Governance Committee ("Committee") will "consider" nominations for Director positions submitted by Shareholders. The Committee presumably submits a report to the Board, which then nominates a slate of candidates. In this limited sense, the Company will "consider" the nomination of wage roll employees as Directors.

However, this limited right to nominate, guaranteed by statute and part of Dupont's procedures for many years, including well before and during the time of the 1996 proposal by Mr. Escue, does not render the IBDW proposal as having been substantially implemented or as moot.

First, the Proposal requests a change in Company policy concerning the type of candidates to be considered for nomination as part of the Board's slate. When the same proposal was made back in 1996, the Directors informed shareholders that because "each director should represent all stockholders, [the Board of Directors] has long been opposed to electing a director to represent a particular point of view or a particular constituency other than stockholders as a whole." (Attachment, p. 5).

This position was consistent with what the Corporate Secretary had expressed to the IBDW General Counsel by letter dated July 21, 1995. (Attachment, p. 16).

This has remained as the position of Dupont since that time. Thus, DuPont currently will not consider for nomination a candidate identified with a "particular interest" and specifically will not nominate a wage roll employee. Shareholders have a right to consider this philosophy and to so inform management of their feelings in this regard.

It was for precisely these same reasons that the SEC refused to find the 1996 proposal substantially implemented or moot. In this regard, after reviewing Dupont's letter of objection, the SEC concluded that, "the Company does not indicate that it will consider nominating a wage roll employee for election to the Company's board of directors in the future." (Attachment, p.22). Nor has it in this case. It bears worth repeating - even if the Committee must consider a Shareholder's nominee, DuPont does not state, nor has it ever stated, that the Company will consider nominating a wage roll employee to be a Director.

The cases cited in Exhibit B to DuPont's submission are clearly distinguishable from the instant case. The Disney no action letter (1999 SEC No-Act. LEXIS 1045) declared a similar proposal moot because Disney agreed that its Nominating Committee would consider the proposal to nominate a union representative. In contrast, DuPont has never said that its Committee would consider selecting a wage roll employee who is currently serving a representative of the employees at his or her plant site for inclusion on its slate to the Board. Nor was there any suggestion that Disney had a policy similar to DuPont's of precluding "special interest" candidates.

Similarly, the Bank of America no action letter (1997 SEC No-Act. LEXIS 284) declared moot a proposal that the company "invite" representatives of its ten largest shareholders to submit nominees to the board. The proposal for an invitation did not materially expand upon the shareholders' pre-existing right to submit nominees. More importantly, the company had no policy precluding consideration of shareholder candidates or "special interest" candidates. There was no suggestion that the shareholder proposal was intended to change corporate policy.

In Texaco, Inc. (1991 SEC No-Act. LEXIS 500), the Staff stated that whether a company has substantially implemented a proposal "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Attachment, pp. 36-47. See also Lesco, Inc. (2001 SEC No-Act. 428). Attachment, pp. 48-56. Given the statement issued by DuPont in opposition to the 1996 Shareholder Proposal, it cannot be said that DuPont's nominating process "compares favorably" with a policy of considering wage roll employees for Director positions.

<u>The Proposal Does Not Relate to an Election</u>

The Company's reliance upon Baldor Electric Company (2000 SEC No-Act. LEXIS 421) is misplaced. In Baldor, the submission related to the nomination of a specific individual, the proponent, as a director. See also Molecular Biosystems, Inc. (2000 SEC No-Act. LEXIS 606). Attachment, pp. 57-62. The SEC applies Rule 14-a8(i)(8) to bar proposals relating to specific elections of directors, not to proposals concerning the system for nominating directors.

The Proposal is Not Materially False

DuPont erroneously contends that the Proposal is materially false and misleading because it fails to describe the existing nomination process and because of a mathematical error in the supporting statement.

The supporting statement asserts that the price of the Company's stock declined 50% between February 1998 and October 2001, from about $60 per share to about $40 per share. DuPont admits that the price declined by the amount specified but asserts that this represents only a 33% decline.

While it is true that the price declined 50% of its current value, we acknowledge that it declined only 33% from its peak value and we are willing, upon request, to revise the supporting statement accordingly. Such a revision is routinely permitted in the case of an "error" in facts.

The failure to describe the existing nomination process is not misleading. Shareholders presumably understand the current process and, even if they do not, Dupont is fully capable of explaining it to them in their statement of opposition.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

cc: Peter C. Mester, Esq. (Dupont) (with attachments)
Carl Goodman, President, IBDW (with attachments)

KENNETH HENLEY
ATTORNEY AT LAW

TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

February 25, 2002

SENT BY OVERNIGHT MAIL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont de Nemours and Company, Proxy Statement, 2002 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Intention to Omit the Proposal and Supporting Statement

Dear Sir or Madam:

I have been provided a copy of a letter dated February 22, 2002 from Dupont to the SEC, a copy of which is attached, in which it states once again its objection to having to include the proposal of the IBDW in its proxy statement.

In its letter Dupont restates its position that the proposal may be excluded on the basis that the proposal has been substantially implemented and is moot. Dupont relies on a no action letter granted to the Walt Disney Company (November 25, 1997) and to Bank of America (February 10, 1997).

This position of Dupont was already addressed in my earlier letter of January 9, 2002 – see specifically pages 3 to 4 of such letter, a copy of which is attached. There is nothing in Dupont's February 22, 2002 letter that adds anything to the reasons for their position that exclusion is appropriate.

Suffice to say there are significant distinguishing facts between the situation at Dupont and that in Disney and Bank of America. The no-action letters granted in those cases in no way lead to a conclusion that a no-action letter is therefore appropriate in the instant case. Dupont's claiming so, now for a second time, does not change the facts before you.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

cc: Mary Bowler, Esq. (Dupont)
Peter C. Mester, Esq. (Dupont)
Carl Goodman, President, IBDW

March 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 28, 2001

The proposal requests that the board consider nominating a wage roll employee for election to DuPont's board of directors.

We are unable to concur in your view that DuPont may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false and misleading under rule 14a-9. In our view the proponent must revise the statement that begins "During Mr. Holiday's tenure as CEO . . ." and ends ". . . a 50% decline" to clarify that the described decline in the price of DuPont's stock was 33% rather than 50%. Accordingly, unless the proponent provides DuPont with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DuPont omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

LEVEL 1 - 277 OF 704 CASES

1991 SEC No-Act. LEXIS 500

Securities Exchange Act of 1934 -- Rule 14a-8

March 28, 1991

CORE TERMS: environmental, disclosure, audit, shareholder, staff, moot, periodic, auditing, issuer, guidelines, worldwide, proxy, reconsideration, implemented, media, communicate, regulation, monitoring, auditor, spill, pollution, waste, certificate, distributed, stockholders, operational, managerial, no-action, personnel, omission

[*1] Texaco, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 1991

Michael H. Rudy
Senior Attorney
Texaco, Inc.
2000 Westchester Ave,
White Plains, NY 10650

Dear Mr. Rudy:

This responds to your letter dated March 15, 1991. Your letter concerns a staff response dated March 6, 1991, that involved a shareholder proposal submitted to Texaco, Inc. (the "Company") by three religious organizations (the "Proponents"). That response indicated that the Division was unable to concur in your view that the Proponents' proposal could be excluded from the Company's proxy materials based on either rules 14a-8(c)(7) or (c)(10). You request reconsideration of the staff's position that the Proponent's proposal may not be omitted pursuant to rule 14a-8(c)(10). In conjunction with your request, we have also received a letter dated March 25, 1991, from the Proponents' counsel.

The Proponents' proposal requests that the Company subscribe to the "Valdez Principles." After considering your request, there appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. [*2] A proposal may be considered moot if the registrant has "substantially implemented" the action requested. Securities Exchange Act Release No. 19135 (08/16/83). The proposal presents the question of whether the Company should subscribe to a set of environmental guidelines which suggest implementing operational and managerial programs as well as making provision for periodic assessment and review. You indicate that the Company has adopted policies, practices and procedures with respect to the environment and provide a detailed summary comparing the Company's policies, practices and procedures with the guidelines under the proposal. The staff notes your representations that the policies, practices and procedures administered by the Company address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal. In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Based on the information provided, it appears that the Company has rendered[*3] moot the proposal which presents the question of whether such guidelines should be implemented. Accordingly, the staff will not recommend enforcement action to the Commission if the Proponents' proposal is omitted from the Company's proxy materials.

Sincerely,

William E. Morley
Chief Counsel-Associate
Director (Legal)

INQUIRY-1: Texaco Inc
2000 Westchester Avenue
White Plains NY 10650

March 15, 1991

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

REQUEST FOR RECONSIDERATION

Dear Sirs:

This is a request that you reconsider your response to Texaco Inc. ("Texaco") of March 6, 1991, in which you decline to concur with Texaco's view, expressed in our submission of December 26, 1990, that a shareholder proposal (the "Proposal") regarding the "Valdez Principles," a copy of which is attached (Tab 1), is excludable from Texaco's 1991 proxy materials. The Proposal was co-filed by three shareholders of Texaco, who along with their attorney, are being sent a copy of this letter. I am also enclosing five additional copies of this letter.

The basis for our request for reconsideration[*4] is the omission from our December 26, 1990 submission of a complete description of Texaco's program of periodic disclosure and compliance review with respect to its environmental programs. It appears that the Staff's response was based on the assumption that Texaco's policies and procedures for monitoring its compliance with applicable environmental laws and regulations entailed the use of only in-house personnel. That is not the case. In addition, it appears that the Staff has not fully considered the very complete program Texaco has in place regarding public disclosure of its environmental policies and of its compliance with those policies.

We believe that these policies and practices fully address the Staff's concerns with respect to disclosure and compliance, and, together with the policies and practices described in our December 26, 1990 submission to you, render the Proposal moot.

Disclosure

Texaco is confident that it has one of and perhaps the most comprehensive program for disclosure of its environmental policies and practices in the industry, a program which goes even further than do the Valdez Principles on this subject.

Its program of disclosure to employees[*5] is extensive. Approximately two years ago, Texaco developed and distributed to all of its managers, worldwide, a Texaco Public Relations Crises Management Manual. That Manual details Texaco's policies with respect to dealings with the public, its employees and the media in the wake of incidents, such as oil spills, releases of pollutants, and water contamination, and with respect to issues such as environmental matters. Among the mandates enunciated in this Manual is to "proactively communicate with the press" and "communicate with employees about the situation early and often." That Manual is being used as a text in a continuing training program for Texaco managers from around the world. Excerpts from the Manual are attached. (Tab 2) We will provide a complete copy of this confidential Manual to the Staff should you desire to review it.

Likewise, Texaco's National Contingency Plan (Tab 3) provides that after an oil discharge occurs Texaco personnel are to, among other steps, "establish a communications link with the media relations personnel of cognizant government agencies," "establish a media relations communications center," "establish a communications link . . . to ensure the[*6] most recent facts are available to the media and general public," "communicate with company employees about the situation early and often," and "respond promptly to inquiries from elected officials . . . so they can respond to their constituents and the news media." Texaco adheres to this same program in responding to all kinds of environmental incidents; it is not confined to oil spills.

Texaco's program of periodic and regular disclosure to its shareholders and other members of the public is equally extensive. A sampling of recent Texaco publications is attached. I believe that this sampling demonstrates Texaco's commitment to keeping its many constituencies apprised of Texaco's policies and practices with regard to protection of the environment. From these materials you will note:

-In January 1990 Texaco's President and its Chairman wrote to all Texaco stockholders (Tab 4), advising them about expenditures being made for environmental matters and the establishment of a new Environmental Safety and Health Division.

-Later in 1990 Texaco distributed to its employees, stockholders, customers and other interested persons the first issue of its Environment Health & Safety Review. [*7] (Tab 5)

-Each year Texaco writes to its employees and opinion leaders in the media and the investment community in the "Texaco Today" about subjects concerning the environment. Excerpts from the 1988, 1989, and 1990 issues are attached. (Tab 6)

-In April 1990 Texaco widely distributed a pamphlet entitled "Texaco and the Environment" (Tab 7) emphasizing its commitment to the protection of the environment. n1

-In May 1990 Texaco produced a film regarding its emergency preparedness programs which it has shown to a wide variety of audiences around the country.

-Each year Texaco's Annual Report and Form 10-K contain, as required by regulation, disclosures regarding environmental expenditures and proceedings regarding environmental incidents.

n1 Parenthetically, we should note that Texaco does not retaliate against employees that report hazardous conditions. Such conduct would clearly be illegal under various Federal and state laws. See, for example, the Occupational Safety and Health Act of 1970, *29 U.S.C. § 660*(c); The Federal Water Pollution Control Act, *33 U.S.C. § 1367;* The Air Pollution Prevention and Control Act, *42 U.S.C. § 7622;* The Energy Reorganization Act of 1974, *42 U.S.C. § 5851;* The Railroad Safety Act, *45 U.S.C. § 441*(a); The Fair Labor Standards Act of 1938, *29 U.S.C. § 15*(a)(3); The Longshore and Harbor Workers' Compensation Act, *33 U.S.C. § 948*(a); California, Cal. Lab. Code § 1102.5; Connecticut, Conn. Gen. State. Ann. § 31-51m; Florida, Fla. Stat. Ann. § 112.3187; Hawaii, [1987] Haw. Sess. Laws, Act 267; Louisiana, La. Rev. Stat. Ann. § 1074.1(2); Maine, Me. Rev. Stat. Ann. tit. 26, § § 832,833; Michigan, Mich. Comp. Laws Ann. § § 15.361 to 15.369; Minnesota, Minn. Stat. Ann. § § 181.931 to 181.935; New Hampshire, N.H. Rev. Stat. Ann. § § 275-E:1 to E:7; New Jersey, N.J. Stat. Ann. § 34:19-1; New York, N.Y. Lab Law § § 740(1) to (7); Ohio, Ohio Rev. Code § § 413.51 to 413.53; Oklahoma, Okla. Stat. Ann. 51 28 (West 1984); Washington, Wash. Rev. Code Ann. § § 42.40.010 to 42.40.900; and Wisconsin, Wis. Stat. Ann. § § 104.10, 111.06(2)(h).

[*8]
The above are only a few examples of the many publications and communications which Texaco is regularly making and will continue to make regarding the environment and Texaco's programs to protect it. In addition, Texaco makes prompt oral and written notification to applicable public agencies immediately upon the occurrence of any incident which effects the environment, as required by law.

Texaco has also made substantial disclosure to the Proponents, in writing to J. Andy Smith III and to Tim Smith, (Tab 8) both of whom have represented the Proponents, keeping them apprised of Texaco's progress regarding its environmental programs and has offered to continue to communicate with them to enhance that dialogue.

Compliance Assessment and Annual Audit

Texaco's environmental auditing program began in the United States in 1983 as an internal auditing program. This program was designed with the assistance of the world-renowned consulting firm of Arthur D. Little ("ADL") (Tab 9). In 1986 it was extended to Texaco's European operations, and in 1988 it was extended to Texaco's Latin America and West Africa operations.

In 1989 Texaco entered into a contract with ADL to critique Texaco's[*9] auditing program and develop an enhanced environmental auditing program. (Tab 10) The objective was to develop a program to assess compliance by each Texaco facility with all environmental laws and regulations, company environmental policies and good operating practices - in short, a "Cadillac" program. The program was to be a program to ensure achievement of Texaco's policy of "compliance plus", to identify situations with potential impact on the environment, to ensure that there were auditing and compliance systems in place and functioning and to appropriately manage environmental risks.

ADL and Texaco developed that new program, and in 1989 Texaco adopted it.

The program contains Texaco's Policies, a recitation of all applicable laws, regulations and prudent business practices, called Protocols (Tab 11), and detailed instructions to the auditors, called Guides, on how to conduct an audit at each type of facility and in each environmental area. n2 The audits are conducted strictly in accordance with the Guides, primarily by Texaco employees, because of their familiarity with the operation of the facilities. ADL employees participate as members of some audit teams at randomly[*10] selected facilities and in some cases lead audit teams. At the termination of each audit, a written audit report is prepared by Texaco's Environmental Health and Safety ("EH&S") Division. In this auditing function, this division operates independently of Texaco's operating divisions. The audit report, together with recommendations for remedial action, is then sent to the audited facility and the executive management responsible for that facility. Procedures are also in place for follow-up review by the EH&S Division to ensure that all deficiencies are resolved.

n2 There are separate audit guides for, among other things, Air Pollution Control, Drinking Water Management, Community Right to Know, Underground Storage Tanks, Spill and Emergency Planning and Control, Solid and Hazardous Waste Management, Marine Oil Transfer Facilities, PCB Management, Air Quality, Corporate Environmental Incident Reporting, Drilling Reserve Pits and Production Pits, NPDES Permits, SARA Title III, Spill Prevention Control and Countermeasure, Underground Injection Control, and Marine Vessel Operations. Samples of two of such Guides are attached. (Tab 12)

During 1990, ADL reviewed Texaco's implementation[*11] of the expanded Texaco audit program for the period January 1, 1989 to October 26, 1990. That review encompassed the Policies, Protocols and Guides and Texaco's compliance with them, as reflected in the audit reports and as witnessed by ADL's participation in the audits. The results of that review are reflected in ADL's letter of October 26, 1990, in which ADL states that in their opinion "Texaco's Environmental Audit Program ranks as one of the leading programs in the petroleum industry." (Tab 13)

ADL's involvement (or the involvement of a comparable firm) in the Texaco program will continue in the years ahead. Texaco's Board of Directors is committed to this program and ADL's advisory and monitoring role in it. In addition, Texaco's Public Responsibility Committee of its Board of Directors, established in 1989 and composed entirely of independent outside directors, is likewise committed to maintaining and improving this program of internal and external monitoring and receives periodic reports on Texaco's audit program.

Conclusion

We ask the Staff to carefully review the enclosed materials. We believe that they compel a conclusion that the Staff should reverse the position[*12] reflected in its March 6, 1991 letter.

The Proposal requires the Company to become a signatory to the Valdez Principles. As demonstrated above and in our December 26, 1990 submission, the Company has already substantially implemented the Proposal and, therefore, the Proposal is properly excludable as moot under Rule 14a-8(c)(10). Accordingly, it is my opinion that the Proposal may be omitted from the Company's 1991 Proxy Statement and form of Proxy pursuant to Rule 14a-8 of the Commission's Proxy Rules.

Request for Expedited Consideration

Texaco's Annual Meeting is scheduled for May 14, 1991. We would like to be in a position to commence mailing our proxy materials on March 28, 1991. This would require that printing commence on or about March 27, 1991. Therefore, a response from the Staff by March 25, at the latest, is respectfully requested. Of course, we will provide you with any additional information or materials you wish and will meet with you if you believe that would be helpful to you.

Very truly yours,

ATTACHMENT

PAUL M. NEUHAUSER
ATTORNEY AT LAW
914 HIGHWOOD STREET
IOWA CITY, IOWA 82240

Office Phone
319-335-9076

March 25, 1991

Securities & Exchange[*13] Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: John C. Brousseau, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Texaco, Inc.

Dear Sir/Madam:

I have been asked by The American Baptist Home Mission Societies, the Sisters of Charity of Saint Vincent de Paul and the Sisters of Providence Community Support Trust (which Protestant and Roman Catholic religious institutions are hereinafter referred to as the "Churches"), each of which is the beneficial owner of shares of common stock of Texaco, Inc. (hereinafter referred to as "Texaco" or the "Company"), and who have jointly submitted a shareholder proposal to Texaco, to respond to the letter dated March 15, 1991, sent to the Securities & Exchange Commission by the Company, in which Texaco requests reconsideration of the Staff letter dated March 6, 1991 (the "Staff Determination"), denying Texaco's request for a no-action letter on the ground that the Churches' shareholder proposal is moot and may therefore excluded from the Company's 1991 proxy statement by virtue of Rule 14a-8(c)(10).

I have reviewed the shareholder proposal, as well as the aforesaid letter sent[*14] by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Staff Determination was correct and that the Churches' shareholder proposal is not moot.

I

The Company has supplied additional information pertaining to the question of mootness, including the fact that the Company's environmental procedures have been reviewed by Arthur D. Little. For the reasons set forth below, we believe that (i) the retention of Arthur D. Little does not moot the Churches' shareholder proposal because the Company has not agreed to the type of compliance review called for the Valdez Principles and (ii) the Valdez Principles require important types of periodic disclosures which the Company has not agreed to make.

As far as compliance review is concerned, it should first be noted that in connection with the Sullivan Principles, the Staff held that a proposal that an issuer submit to independent monitoring of its South African operations was not substantially duplicative of a proposal that the issuer sign the Sullivan Principles themselves. Echin, Inc. (September 24, 1986); The Timkin Company (January 6, 1986). We believe that the reasoning behind[*15] those letters is equally applicable in the instant situation. The reason for those holding undoubted was that in order for auditing results to have any utility, there must either be uniformity among the auditors as to how they go about their task (e.g., generally accepted auditing standards and generally accepted accounting principles) or there must be only one auditor which will itself apply uniform standards. Since there is no uniformly agreed upon auditing standards in the environmental arena, the fact that a specific issuer has engaged an outsider to examine its environmental activities does not moot a request that that issuer join a consortium which will provide a uniform system by which that issuer can be measured in comparison with other issuers. Since the need for standardized evaluation is as important as the need for an external monitor (and was one of the prime motivating factors leading to the creation of the Valdez Principles), the Churches' shareholder proposal has not been mooted by the hiring of Arthur D. Little. Therefore, the compliance review undertaken by Texaco cannot moot the Churches' request that the Company sign the Valdez Principles and thereby submit to [*16] a uniform system of compliance review.

In addition, the Company's compliance review program is applicable to only a portion of Texaco's worldwide activities. The Arthur D. Little audit applies only to Texaco's direct operations in the United States, Latin America, Europe and West Africa. There is no auditing of Texaco's operations in the Middle East, Asia or the remainder of Africa, all areas were Texaco has extensive operations. One reason why these regions are omitted is that the Arthur D. Little audit appears to cover only those operations of Texaco which are directly owned by the Company. However, most of Texaco's operations outside the United States are carried on through Caltex, a 50% owned joint venture with Chevron. Caltex is one of the largest petroleum companies in the world, with 1989 sales of $ 11 1/2 billion. The financial statements of Caltex appear in Texaco's 10-K. The apparent omission of the Caltex operations from the Arthur D. Little compliance review renders it, at best, a partial and crippled compliance review. The Arthur D. Little review also may omit the operations of Star Enterprise, a joint venture with Saudi Refining Inc., which owns refineries in the United[*17] States. Furthermore, even directly owned operations in much of Asia are not covered. Thus, even if the Arthur D. Little audit purported to copy the Valdez Principles in every other respect, it would not moot the Churches' proposal since the Arthur D. Little compliance review covers only a fraction of Texaco's worldwide activities. In contrast, the Valdez Principles have worldwide applicability.

Thirdly, Texaco has made no representation that it will continue in future years to employ Arthur D. Little to monitor its operations.

Since the Arthur D. Little review is not part of a standardized process whereby comparisons among issuers can readily be made; since the Arthur D. Little review does not cover all of Texaco's operations, either worldwide or, apparently, in the United States; and since Texaco has made no commitment to continue this review in the future, the compliance review which Texaco has instituted does not moot the Churches' shareholder proposal.

As far as periodic disclosure is concerned, the availability of a four sentence certification from Arthur D. Little is no substitute for public disclosure. There can be no accountability either to the shareholders or to the public[*18] unless there is disclosure of the underlying factual data. Unlike audits performed by CPAs (where the financial statements are made available and not just the auditor's certificate) and unlike the evaluations made by Arthur D. Little under the Sullivan Principles, there is no reporting (other than the certificate itself) of the findings of the audit either to the shareholders or to the public. Without the disclosure of at least some of the underlying data, or at least some summary description of the issuer's performance, there can be no comparisons, either within a given industry and across industry lines. Therefore, the existence of the Arthur D. Little review does not in and of itself provide any additional periodic disclosure and therefore does not provide any evidence to support an argument that there has been substantial compliance with the Churches' request for additional environmental disclosure.

In addition, the disclosures described in the Company's letter of March 15, 1991, and the related Tabs, deal exclusively with three matters. First, there are items dealing with Crisis Management, i.e. with the steps to be taken, including the disclosures to be made, in connection with[*19] coping with some environmental catastrophe. (See Tabs two and three.) Since these items deal only with the rare catastrophic event, they do not address the need for ongoing disclosures to the public about environmental matters. Secondly, there are Tabs which purport to deal directly with environmental matters. Some of these are of a very general or "PR" nature. (See Tabs four, six and eight.) Others provide a more in-depth view of Texaco's environmental efforts. (See Tabs five and seven.) But even these documents are totally lacking in detail. For example Tab seven's description of the Company's activities in the area of Waste Reduction consists, in its entirety, of the following sentence: "In 1988, Texaco launched Wipe Out Wast (WOW), a program designed to contribute to a cleaner environment by reducing the waste produced in all aspects of the company's operations." In short, Tab seven is a listing of both projects and platitudes, neither of which, however laudable, provides the public or the shareholders with the type of hard, factual data called for by the Churches' shareholder proposal. Tab five is a beautifully produced piece. It is far longer than the other Tabs and [*20] contains at least some new information. Nevertheless, although a very slick piece, it contains very little hard data and thus falls far short of the disclosure which is called for by the Churches' shareholder proposal. Furthermore, Tab five contains no undertaking to provide on an ongoing basis the type of periodic, hard data needed to moot the Churches' shareholder proposal. (Nor does any other document supplied by Texaco). Finally, there are the five Tabs dealing with the Arthur D. Little audit. Tab nine is Arthur D. Little's sales brochure, in which it describes to prospective customers its environmental audit program. Tab ten is Arthur D. Little's proposal to Texaco of a letter agreement to retain them as environmental consultants-auditors for the year 1991. Tabs eleven and twelve are the audit guidelines, while Tab thirteen is Arthur D. Little's certificate. None of these five Arthur D. Little documents even addresses the question of disclosure. Similarly, Texaco's letter of March 15 itself merely summarizes the Tabs and provides no independent, additional information, other than to note that Texaco has made a film on Crisis Management and that Texaco complies with the law by [*21] providing certain rather limited environmental information in its 10-K. In short, despite the Company's request for reconsideration of the Staff Determination, the Company has not provided any additional information indicating that it is prepared to make disclosure of any hard data concerning its activities. On the contrary, as noted in its letter dated September 25, 1991 (Tab eight), it believes that its environmental audit results should not be "made public because we feel strongly . . . that to do so would be counterproductive to the interests of the stockholders and to the prompt identification and correction of problems."

In summary, only Tab five provides any additional disclosure, and that Tab is not a policy or promise to provide any data in the future. On the contrary, Texaco has explicitly stated that it will not provide disclosure of the type requested.

In light of the aforesaid fundamental differences with respect to compliance review between the Valdez Principles on the one hand and the Arthur D. Little audit on the other, and in light of the fact that the Company has failed to identify any additional periodic disclosure to which it is committed, it should be apparent, [*22] even without a detailed point by point comparison of the Texaco's environmental policies and principles with the ten Valdez Principles, that the Churches' shareholder proposal has not been substantially implemented and that therefore Rule 14a-8(c)(10) is inapplicable to the Churches' shareholder proposal.

II

In its previous letter on this matter, the Staff stressed the elements of periodic disclosure and compliance review. These matters have been discussed in Part I of this letter. In order to moot the Churches' shareholder proposal, however, it is necessary, but not sufficient, that there be periodic disclosure and compliance review. In addition, there must also be substantial implementation of the substantive operational and managerial programs set forth in the Valdez Principles. A comparison of the Company's policies and principles with the ten Valdez Principles establishes beyond any doubt whatsoever that the Churches' shareholder proposal has not been substantially complied with by Texaco. Except as otherwise noted below, the new materials presented by Texaco in its request for a rehearing have not provided additional information of the type which would indicate that Texaco has[*23] already adopted the policies called for by the Valdez Principles.

The first Valdez Principle calls on signatories to strive to eliminate all pollution and to safeguard habitats. The various Texaco principles and guidelines (which were submitted with Texaco's original request for a no-action letter and which are hereinafter referred to as the "Texaco Guidelines") do not set as a goal the elimination (or even the minimization) of pollution. They merely recite that they will "reduce" pollution. Furthermore, the Guidelines make no mention whatsoever of habitats, although Tab five contains many fine pictures of one attempt to re-establish a habitat at a Star Enterprise jointly owned facility in Texas. Furthermore, neither the greenhouse effect nor ozone layer depletion are mentioned in the Texaco Guidelines.

Neither of the two matters covered by the second Valdez Principle, namely the sustainable use of natural resources and the conservation of non-renewable resources, is covered by any of the language quoted from the Texaco Guidelines. (The reference to conserving energy is a far more limited concept than the conservation of all non-renewable resources.)

The third Valdez Principle[*24] has three parts: (i) minimize creation of waste; (ii) recycle materials; and (iii) dispose of waste safely. The Texaco Guidelines do not deal with either part (ii) or with part (iii).

As to the fourth Valdez Principle, the Texaco Guidelines make no reference whatsoever to that portion of the Fourth Valdez Principle which calls for the maximization of energy efficiency in all products sold by Texaco. Furthermore, the Texaco Guidelines appear to denigrate the use of sustainable resources, rather than encouraging them.

The Company's own policy statements and the Chemical Manufacturer's Principles give Valdez Principle Five a glancing blow, at best. Although the Petroleum Institute's Principles appear to score a fairly direct hit, those Principles neither extend worldwide nor to Texaco's non-petroleum operations. The request for rehearing does provide new matter dealing with preparedness for emergencies as well as some additional information about the importance of risk reduction. (See Tab five.)

With respect to Valdez Principle Six, one again the Texaco Guidelines have struck a glancing blow, at best. Although that portion of Principles Six which deals with selling safe products is addressed[*25] directly by Texaco's own

45

policy statements, there is neither a reference to safety as the product is "commonly used" (as opposed to "handled according to recommended procedures"), nor to informing customers of the environmental impact of the product. The new materials dealing with Crisis management talk about the need to provide information after the disaster has occurred and do not address the requirement of Principle Six that information be made available to the public before anything goes wrong.

Valdez Principle Seven calls for (i) restoring the environment and (ii) providing compensation, in each case if the issuer causes harm to the environment. Nothing in the Texaco Guidelines addresses these matters.

Principle Eight of the Valdez Principles calls both for information about the potential dangers of an operation (e.g. that dangerous chemicals are used in a given process) and for information about any actual incidents (e.g. a chemical spill). In contrast, the Texaco Guidelines appear to cover only one of these matters, and then only in certain industries since Texaco's policies do not appear to address this matter. Tabs two and three expands on this one matter by providing[*26] some additional information on crisis management procedures. Furthermore, Principle Eight requires explicit protections for whistle blowers, a topic not addressed anywhere in the Texaco Guidelines. Although the Company's letter of March 15 lists a series of whistle-blower statutes on page three, none of these statutes are applicable to the Company's worldwide operations and many of them may be restricted is scope.

As far as Principle Nine is concerned, there is nothing in the Texaco Guidelines that indicates that either the Board or the CEO will be kept informed on environmental matters on a regular basis. Furthermore, the Company appears to concede that there is no Board member specially qualified in environmental matters.

Principle Ten calls for work toward establishing a system of independent environmental audits (analogous to a CPA's independent financial audit) and annual disclosure of an environmental audit. The new materials clearly establish that Texaco has taken some steps to comply with the first of these matters, but that it is adamantly opposed to the second of them. (See the discussion of these matters under part I of this letter.)

In summary, the foregoing comparison[*27] of the Valdez Principles with the Texaco Guidelines proves conclusively that not even one out of the ten Valdez Principles has been fully mooted by the Texaco Guidelines. Two of the Principles (numbers two and seven) are not addressed anywhere in the Texaco Guidelines or in the supplemental information provided. Overall, it is still our estimate that the Texaco Guidelines address only about half of the matters contained in the Valdez Principles. And among the omitted half are many of the most important aspects of the Valdez Principles. Consequently, the Texaco Guidelines bear little or no resemblance to the Valdez Principles. In short, the adoption by Texaco of the Texaco Guidelines does not "substantially implement" the Valdez Principles. Therefore the adoption of the Texaco Guidelines does not render the Churches' shareholder proposal moot. Texaco has failed to carry its burden of proving that the Churches' shareholder proposal may be excluded by application of Rule 14a-8(c)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076[*28] with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

LEVEL 1 - 3 OF 704 CASES

2001 SEC No-Act. LEXIS 428

Securities Exchange Act of 1934 -- Rule 14a-8(i)(10), 14a-8(i)(3), 14a-9

March 20, 2001

CORE TERMS: succession, board of directors, planning, implemented, shareholder, misleading, proxy, proxy statement, annual meeting, executive officer, leadership, purported, promising, comprised, input, omit, inclusion, conclusory, dedicated, guidelines, proponent, favorably, leader, continue to hold, fails to state, market value, distributed, establishment, superficial, preparation

[*1] LESCO, Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: LESCO, Inc.
Incoming letter dated January 20, 2001

The proposal requests that the board of directors take the necessary steps to establish a committee of independent directors specifically dedicated to chief executive officer succession planning and the internal development of "promising executives."

We are unable to concur in your view that LESCO may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that LESCO may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that LESCO may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

. delete the first sentence in the second paragraph of the supporting statement that begins "The Board and the Compensation Committee and ends "... or Compensation Committee"; and

. recast the first [*2] sentence in the seventh paragraph of the supporting statement that begins "The Board ..." and ends " ... conduct the process" as the proponent's opinion.

Accordingly, unless the proponent provides LESCO with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if LESCO omits these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

INQUIRY-1: GOODMAN WEISS MILLER LLP

100 ERIEVIEW PLAZA, 27TH FLOOR

CLEVELAND, OHIO 44114-1882

TELEPHONE: (216) 696-3366

FAX: (216) 363-5835

March 13, 2001

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Judiciary Plaza
Washington, D.C. 20549

Re: Shareholder Proposal (the "Proposal") of Mitchell James FitzGibbon to Lesco, Inc. ("Lesco") for Inclusion in Proxy Statement and Related Material to Be Distributed by Lesco in Connection with its 2001 Annual Meeting of Shareholders (the "Proxy").

Dear Sir or Madam

We represent Mitchell James FitzGibbon. In [*3] accordance with Rule 14a-8, Mr. FitzGibbon submitted the Proposal to Lesco for inclusion in the Proxy. By letter dated January 20, 2001, Ms. Suzanne K. Hanselman of Baker & Hostetler LLP, on behalf of Lesco, informed the Staff that Lesco intends to exclude the Proposal from the Proxy (the "Lesco Letter," a copy of which appears as Exhibit A to this letter).

In response to the Lesco Letter, Mr. FitzGibbon submits six copies of this letter and requests that the Staff require Lesco to include the Proposal.

I. Mr. FitzGibbon's Proposal Has Not Been Substantially Implemented.

The Proposal by Mr. FitzGibbon calls for establishment by Lesco's Board of Directors of a separate committee of independent directors with specific responsibility for CEO succession planning. Lesco asserts in superficial and conclusory fashion that it has substantially implemented this Proposal. Lesco cites Rule 14a-8(i)(10), which allows corporations to omit proposals that are moot as a result of having been substantially implemented. In Texaco, Inc., March 28 1991, the Staff stated that whether a company has substantially implemented a proposal "depends upon whether its particular policies, [*4]practices and procedures compare favorably with the guidelines of the proposal" [emphasis added].

Unfortunately, no comparison by the Staff of the Proposal to Lesco's "policies, practices and procedures" is possible because:

(i) the Lesco Letter fails to state that the alleged "succession plan" is documented in writing, and does not include a copy of the "plan," and instead merely makes conclusory statements about the nature of a purported "plan";

(ii) the Lesco Letter fails to detail how and by whom the purported "plan" was developed -- Lesco asserts that the "plan" was developed by a Board committee "comprised of four directors, only one of which is a current officer...," but fails to identify who that officer is, and fails to state whether the non-officer directors are independent;

(iii) the Lesco Letter fails to explain how and by whom the "plan" has been administered; and

(iv) the Lesco Letter fails to indicate how the purported "plan" incorporates the role of independent outside advisors and consultants, as called for in the Proposal.

In short, the Lesco Letter is silent as to what specific actions have been taken to plan for CEO succession

The Proposal[*5] seeks to address the fact that historically Lesco CEO William Foley unilaterally deals with the company's CEO succession planning, that previous measures have not been adopted in writing or developed by independent disinterested directors, that those previous measures exclusively comprised evaluations of the attributes of internal personnel (in terms of their leadership potential, or lack thereof), and that the company has experienced high turnover rendering even those previous measures obsolete. The Lesco Letter attempts to side-step these facts.

The Lesco Letter does not -- because it cannot -- state that Lesco has a written succession plan that was drafted by a committee of wholly independent directors. If, as we suspect, Lesco's CEO was involved in the preparation of the purported "plan," or is in charge of or involved with the administration of his own succession planning, then any such practice and procedure cannot be a substantial implementation of the Proposal, which seeks to put CEO succession planning within the hands of a committee of wholly independent directors.

The Staff is well aware of the movement for, and the logic behind, requiring independent[*6] directors for corporate governance. The Proposal has been made as a result of the actual practices of Lesco's Board and CEO, as confirmed by past directors. Lesco should not be permitted to exclude the Proposal based on no more than self-serving rhetoric.

II. The FitzGibbon Proposal Is in No Way False or Misleading.

The Proposal is in no way false or misleading, and thus may not be excluded from the Company's Proxy Statement pursuant to Rule 14a-8(i)(3). Based on discussions with former Members of the Lesco Board, Mr. Foley -- not the Board -- deals with his own CEO succession planning. (It appears that Lesco's Board of Directors was not even made aware of, and did not approve, the submission of the Lesco Letter to the Staff.)

The Lesco Letter suffers several lethal flaws: The Lesco Letter does not set forth a single fact that controverts the assertions in the supporting statement of the Proposal, which are clear and accurate. The Lesco Letter does not provide the Staff with the names or positions of the individuals who purportedly prepared the "plan," and does not explain its failure to do so. The Lesco Letter does not state the names or positions of the individuals[*7] who purportedly administer the "plan" and what actions they take in that regard, and does not explain its failure to do so. The Lesco Letter does not even make the simple statement that neither Mr. Foley nor his reports or agents had control over or input in the preparation of the "plan," or in its administration, and does not explain its failure to do so.

In short, the Lesco Letter does not provide these facts or make these simple statements for one reason -- Lesco knows it cannot do so. Lesco should not be permitted to exclude the Proposal based on its superficial and misleading response and obfuscation.

If we can supply any additional information that would be of assistance to the Staff in its deliberations, please feel free to contact me. Thank you for your consideration of this matter.

Sincerely,

GOODMAN WEISS MILLER LLP

Steven J. Miller

INQUIRY-2: BAKER

&

HOSTETLER LLP

COUNSELLORS AT LAW

3200 NATIONAL CITY CENTER . 1900 EAST 9TH STREET . CLEVELAND, OHIO 44114-3485 . (216) 621-0200 . FAX (216) 696-0740

January 20, 2001

VIA HAND DELIVERY

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance

450 Fifth Street, N.W.
Washington, DC[*8] 20549

Re: Shareholder Proposal Submitted to LESCO, Inc.

Ladies and Gentlemen:

We are counsel to LESCO, Inc., an Ohio corporation (the "Company"). The Company has received a shareholder proposal from Mr. Mitchell James FitzGibbon for inclusion in the Company's proxy statement and form of proxy to be distributed to the Company's shareholders in connection with the 2001 annual meeting of shareholders (the "Proxy Materials"). Pursuant to Rule 14a-8(j), we are submitting this notice of the Company's intent to exclude the proposal from the Proxy Materials.

In accordance with Rule 14a-8(j), we hereby submit six copies of this letter and the exhibit hereto and are simultaneously providing Mr. FitzGibbon with a copy of this submission. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

The Company received Mr. FitzGibbon's proposal and supporting statement by a letter from Mr. FitzGibbon dated December 18, 2000, a copy of which is attached as Exhibit A. The Company believes the proposal is excludable under the substantive provisions of Rule 14a-8 because: (a) the Company has already [*9] substantially implemented the proposal and (b) the proposal contains false and misleading statements.

a. Rule 14a-8(i)(10) -- Proposal Has Already Been Substantially Implemented

The Company believes the proposal is excludable under Rule 14a-8(i)(10), which provides that a company may exclude a shareholder proposal if the company has already substantially implemented the proposal. The determining factor is whether a company's policies, practices and procedures compare favorably with the guidelines set forth in the shareholder proposal. Texaco, Inc., March 28, 1991. As discussed below, the policies established and the initiatives undertaken by the Company demonstrate that it has substantially implemented the proposal.

The proposal calls for the establishment of a committee of independent directors dedicated to chief executive officer succession planning and the internal development of promising executives as a part of the Company's short and long term strategy. The Executive Committee of the Company's Board of Directors, which is comprised of four directors only one of which is a current officer of the Company, has previously developed a confidential succession plan that was[*10] adopted by the Company's Board of Directors, which is comprised of a majority of independent directors, in August 2000. The plan analyzes the responsibilities of the Company's chief executive officer and evaluates the qualities that a chief executive officer must have. In addition, it considers the pros and cons of promoting an internal candidate and hiring an outsider. As set forth in the proposal, the plan contains an evaluation of the development of certain of the Company's executives and implements a comprehensive development plan aimed at strengthening each executive's areas of weakness. The Company believes that the plan and the procedures implemented under it compare favorably with the concerns and guidelines set forth in the proposal.

As a result, the Company believes that the proposal has already been substantially implemented and may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(10).

b. 14a-8(i)(3) -- Proposal Violates Proxy Rules

The Company believes that the proposal may be properly omitted from the Proxy Materials under Rule 14a-8(i)(3), which provides that a company may omit a proposal if it is contrary to Rule 14a-9, which prohibits false[*11] or misleading statements in proxy solicitation materials. The proposal contains several misleading statements that justify its exclusion pursuant to Rule 14a-8(i)(3).

According to the supporting statement, "The Board and the Compensation Committee have left the succession planning to William Foley the CEO, President and Chairman, without little, if any, input from the Board or Compensation Committee." Mr. FitzGibbon does not establish any basis for this conclusory claim, which incorrectly states that the Board of Directors has ceded its duty to Mr. Foley. As described above, the Board of Directors has established and implemented a succession plan. Even if the Board of Directors had not implemented a formal succession plan, it is not just misleading, but plainly false to state that the Board of Directors has not retained responsibility for succession issues. This inaccurate statement requires exclusion of the proposal from the Proxy Materials.

The supporting statement also states that "The Board, not the CEO, must retain the ultimate authority to conduct the process." This claim also incorrectly implies that the Board of Directors has not engaged in succession planning, and requires[*12] the proposal to be excluded from the Proxy Materials. As stated above, even if the Board of Directors had not implemented a formal succession plan, it is plainly false to state that the Board of Directors has not retained responsibility for succession issues.

Because of the foregoing misleading statements, the Company believes the proposal may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(3).

c. Conclusion

Based on the foregoing, the Company believes that the proposal may be omitted from the Proxy Materials. We would appreciate confirmation that the Staff agrees with the Company's position to exclude the proposal from the Proxy Materials. If you have any questions or need additional information, please contact me.

Very truly yours,

Suzanne K. Hanselman

ATTACHMENT

Proposal

PROPOSAL ON RESPONSIBILITY OF THE BOARD

IN SUCCESSION PLANNING

Mitchell James FitzGibbon, of R.D. # 2, Quilliam Road, Westfield, New York 14787, son of the founder, James I. FitzGibbon who owns directly or beneficially at least 1,500 shares of Lesco, Inc. and in excess of $ 2,000 in market value, entitled to vote on the proposal at the meeting, for at least one year[*13] from the date this proposal is submitted and will continue to hold those securities through the date of the meeting, requests that the Company include in its proxy statement that I plan to present the following Resolution at the Annual Meeting:

"RESOLVED, that the shareholders of Lesco, Inc. ("Lesco" or "Company") request that the Board of Directors take the necessary steps to immediately have the independent directors take responsibility for CEO succession by creating a separate committee of independent directors (and outside independent advice and expertise that they select if appropriate) specifically dedicated to succession planning and the internal development of promising executives as a part of the Company's short and long term strategy".

The following statement should be included in the proxy in support of the Resolution:

"Executive leadership is integral to the prosperity of any corporation. The selection, development, and retention of the right leader or the dismissal and replacement of the wrong leader is the single most important responsibility of a board of directors according to the 1998 Report of the National Association of Directors (NACD) Blue Ribbon Commission on[*14] CEO Succession.

The Board and the Compensation Committee have left the succession planning to William Foley the CEO, President and Chairman without little, if any, input from the Board or Compensation Committee. In effect there is no meaningful Succession Plan in effect that is reviewed annually by independent members of the Board.

The goal of CEO succession is finding the right leader at the right time. For these reasons, Directors must continually ensure that current leadership is meeting the needs of the Company and its constituents. A meaningful succession plan enhances long-term shareholder confidence and value.

The Board must drive the process and not the current CEO, though his performance and his input, has a role to play. There is a strong tie between leadership performance and corporate performance.

There are a number of warning signals that suggest the board has not carried out their primary responsibility:

. consistent departure of top and former management.
. failure of critical performance review of current CEO because of lack of a meaningful succession plan or candidate
. continuing poor or mediocre and deteriorating performance by the Company
. lack of a designated[*15] independent committee of the Board charged with the responsibility for developing and reviewing succession plan.

. failure of the Board to respond to shareholders and former directors who have raised this issue with the Board and at the Annual Meeting.
. failure of the Board to provide meaningful oversight for the current and future needs of the Company and a truly independent evaluation of the performance of the current CEO.

Independent Directors should take responsibility for CEO succession. This was the consensus expressed in two independent reports issued by the NACD Blue Ribbon Commission on Performance Evaluation of Chief Executive Officers, Boards, and Directors (1994) and the NACD Blue Ribbon Commission on Director Professionalism (1996).

The Board, not the CEO, must retain the ultimate authority to conduct the process. In this regard they must also conduct exit interviews with those executives that have departed the Company including internal financial personnel, hold regular executive sessions to discuss succession planning and internal development of promising executives and evaluate why so many executives have departed or been terminated.

We urge shareholders to vote[*16] FOR this Resolution."

SPONSOR OF RESOLUTION:

Mitchell James FitzGibbon

EXHIBIT A

Mitchell James FitzGibbon

R.D. # 2

Quilliam Road

Westfield, New York 14787

December 18, 2000

PERSONAL

BY PERSONAL DELIVERY

Lesco, Inc.
20005 Lake Road
Rocky River, OH 44116
Attn: Patricia W. Pribisko, Corporate Secretary

Re: 2001 Shareholder Proposals

Dear Pat:

The undersigned, as you know, has been a shareholder for more than 12 months of at least 1,500 shares of Common Stock of Lesco, Inc. and my shares have a market value in excess of $ 2,000.

I have held these shares for twelve months prior to the above date and will continue to hold them through the date of the 2001 Annual Meeting.

Pursuant to Rule 14 a-8 of the Securities and Exchange Commission, and Lesco's Proxy Statement from last year, I hereby request that the Company have my proposal, attached hereto, included in the Company's Proxy Statement for the 2001 Annual Meeting of Shareholders. I assume your record will and can verify this ownership but if not please advise and I will furnish whatever reasonable additional proof you may require.

If there are any questions, please contact me or my counsel promptly.

Respectfully[*17] submitted,

Mitchell James FitzGibbon

DUPONT®
Peter C. Mester
DuPont Legal, D-8042-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-6445
Facsimile: (302) 773-5176

February 4, 2003

VIA FAX AND OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402-Room 4012

E. I. DuPont De Nemours and Company
2003 Annual Meeting Proxy Statement

Dear Sir or Madam:

This is in reply to Kenneth Henley's January 9, 2003 letter. Mr. Henley is counsel for the International Brotherhood of DuPont Workers (IBDW). He writes in opposition to DuPont's no action request regarding the IBDW's proposal (Proposal) that:

> "...the [DuPont] Board of Directors give consideration to having a wage roll employee who is currently serving as a representative of employees at his or her site, to be nominated for election to the Board of Directors."

Mr. Henley first contends that submission of the Proposal to the Corporate Governance Committee is not substantial implementation of the Proposal because the full Board, and not the Corporate Governance Committee, nominates the slate of candidates for election to the Board. DuPont has submitted the Proposal to the Corporate Governance Committee, the Board committee charged with recommending nominees for election to the Board, and the Corporate Governance Committee has, in fact, considered the Proposal. In addition, and contrary to Mr. Henley's assertion, the full Board has considered the Proposal on several occasions, most recently in February 2002. The Board's reaction to the Proposal is reflected in the "Position of the Board of Directors" included on page 31 of the Company's 2002 Annual Meeting Proxy Statement, a copy of which is attached to this letter.

Despite Mr. Henley's attempts to distinguish the situation in Disney (November 25, 1997) from the instant case, the relevant facts are the same. In Disney, the proponent requested that the Board give consideration to nominating a union representative for election to the Board. Like DuPont, Disney forwarded the proponent's proposal to the Board committee responsible for reviewing nominations, which Mr. Henley acknowledges in his quote from the Disney letter. The staff granted no action relief to Disney on the basis of mootness, and, on the same facts, should provide the same relief to DuPont.

Mr. Henley also argues that the Company has a "policy" concerning the type of candidates to be considered for nomination" and that "DuPont currently will not consider for nomination a candidate identified with a 'particular interest' and specifically will not nominate a wage roll employee." As stated in the Board's Position on the Proposal (attached), the Board believes directors should represent the interests of all shareholders and not the interests of any particular constituency. This belief does not, however, preclude any individual capable of representing all shareholders from being considered for nomination to the Board.

In short, Mr. Henley's arguments would transform the "give consideration" language in the Proposal to "actually nominate" a wage roll employee.

For the reasons stated above, the Proposal has been substantially implemented.

Thank you for your consideration. If you have questions regarding this matter, please contact me on 302-774-6445.

Very truly yours,

Peter C. Mester
Corporate Counsel

cc: Kenneth Henley, Esq.
Carl Goodman

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

The Board of Directors believes that each director should represent all stockholders, and has long been opposed to electing a director to represent a particular point of view or constituency.

It is important to the Board that its members possess a breadth of experience, insight and knowledge to exercise independent judgment in carrying out its responsibilities for broad corporate policy and the overall performance of the Company. When it reviews potential nominees to recommend to the Board, the Corporate Governance Committee considers a wide range of criteria, which vary over time depending on the needs of the Board. For example, the Board's composition has broadened to include members with global business perspectives and strong experience in marketing and technology.

In the Board's view, the interests of stockholders are best served when the Corporate Governance Committee and the Board are able to exercise discretion to consider potential qualified nominees who will bring broad experience, skills and perspectives to bear on the Company's efforts to achieve value for all stockholders.

Other Matters

The Board of Directors knows of no other proposals that may properly be presented for consideration at the meeting but, if other matters do properly come before the meeting, the persons named in the proxy will vote your shares according to their best judgment.

KENNETH HENLEY

ATTORNEY AT LAW

TWO BALA PLAZA
SUITE 300
BALA CYNWYD, PENNSYLVANIA 19004

FAX
(610) 660-7809

TELEPHONE
(610) 660-7744

February 11, 2003

SENT BY FAX AND BY OVERNIGHT MAIL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporate Finance
Mail Stop 0402 - Room 4012

Re: E.I. DuPont DeNemours & Company, Proxy Statement, 2003 Annual Meeting; Response of Proponent International Brotherhood of Dupont Workers to Dupont's Reply to the Proponent's Letter in Opposition to Dupont's No Action Request

Dear Sir or Madam:

I serve as counsel for the International Brotherhood of DuPont Workers (IBDW). I am writing to you in response to Dupont counsel's "reply" of February 4, 2003 to my letter of January 9, 2003, which letter I submitted in opposition to Dupont's December 20, 2002 no action request.

First of all, Dupont's strategy of filing replies close in time to when a decision can be expected from the SEC is consistent with Dupont's previous efforts to exclude this same proposal. It did precisely this by letter dated January 22, 1996* (pp. 15-17) and by letter dated February 22, 2002 (pp. 26-27).

Moreover, these earlier letters made essentially the same arguments as counsel made in his letter of December 20, 2002 (pp. 3-4) and in his current letter of February 4, 2003.

Counsel for Dupont's reliance on the Disney case is curious, since Dupont cited this case in its December 28, 2001 letter (pp.23-25) and its February 22, 2002 letter (pp. 26-27), yet by letter dated March 10, 2002 the SEC refused to grant the no action request sought by Dupont (pp. 35).

Counsel for Dupont simply ignores the fact that the Dupont Board has repeatedly made clear that it would never consider nominating a wage roll employee to be a Director. All this proposal does is present this issue to the shareholders, just as it was presented on three prior occasions.

Dupont continues to fail to appreciate the meaning of "substantial implementation" as defined by the SEC.

It is respectfully requested that Dupont be required, as it has on three occasions in the past seven years, to include the proposal of the IBDW.

I have included six copies of this letter. Also, I have forwarded a copy of this letter to counsel for Dupont.

Very truly yours,

Kenneth Henley
General Counsel, IBDW

cc: Peter C. Mester, Esq. (Dupont)
Carl Goodman, President (IBDW)

* Please note that all the documents I reference in this letter were already attached to my letter of January 9, 2003, at the page numbers indicated herein.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E.I. du Pont de Nemours and Company
Incoming letter dated December 20, 2002

The proposal requests that the board consider nominating a wage roll employee for election to Dupont's board of directors.

Based on representations made in your letter, there appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jeffery B. Werbitt
Attorney-Advisor